  As filed with the Securities and Exchange Commission on January 13, 1998.
                                                  Registration No. 333-43423


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                PRE-EFFECTIVE
                              AMENDMENT NO. 1 TO

                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                            METAL MANAGEMENT, INC.
            (Exact name of registrant as specified in its charter)

           Delaware                                      94-2835068
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                       Identification No.)

                      500 North Dearborn Street, Suite 405
                             Chicago, Illinois 60610
                                 (312) 645-0700
     (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      ------------------------------------


                                GERARD M. JACOBS
                             Chief Executive Officer
                             METAL MANAGEMENT, INC.
                      500 North Dearborn Street, Suite 405
                             Chicago, Illinois 60610
                                 (312) 645-0700
          (Name and address, including zip code, and telephone number, including area code, of agents for service)

                                 With a Copy to:
                             MICHAEL J. CHOATE, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 527-4000

                      ------------------------------------


                  Approximate date of commencement of proposed
              sale to the public: As soon as practicable after this
                  Registration Statement has become effective.

                      ------------------------------------


         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.          |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
    |_|

         If delivery of the prospectus is expected to be made pursuant to
Rule 434, please check the following box.          |_|

                         CALCULATION OF REGISTRATION FEE


================================================================================================================================
     TITLE OF EACH CLASS OF        AMOUNT TO BE       PROPOSED MAXIMUM OFFERING         PROPOSED MAXIMUM            AMOUNT OF
   SECURITIES TO BE REGISTERED      REGISTERED           PRICE PER SHARE (1)      AGGREGATE OFFERING PRICE(1)  REGISTRATION FEE(2)
----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, PAR VALUE
 $0.01 PER SHARE                     15,896,858                 (1)                   $ 240,174,669              $  70,852

================================================================================================================================


(1) PURSUANT TO RULE 457(C), SOLELY FOR THE PURPOSE OF CALCULATING THE AMOUNT OF THE REGISTRATION FEE. THE AVERAGE OF THE HIGH AND LOW PRICES REPORTED ON THE NASDAQ STOCK MARKET WAS $15.09 ON DECEMBER 19, 1997 AND WAS $15.625 ON JANUARY 12, 1998.


(2) A REGISTRATION FEE OF $68,344 WAS PAID IN CONNECTION WITH THE REGISTRATION OF 15,352,779 SHARES OF COMMON STOCK ON
         DECEMBER 29, 1997. AN ADDITIONAL 544,079 SHARES ARE BEING REGISTERED UNDER THIS PRE-EFFECTIVE AMENDMENT RESULTING IN AN ADDITIONAL FEE OF $ 2,508 FOR A TOTAL REGISTRATION FEE OF $ 70,852.


(3) THIS REGISTRATION STATEMENT ALSO RELATES, TO THE EXTENT PERMITTED BY RULE 416, TO AN INDETERMINATE AMOUNT OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF CERTAIN PREFERRED SHARES, CONVERSION OF A NOTE PAYABLE INTO COMMON STOCK AND THE EXERCISE OF WARRANTS DESCRIBED HEREIN TO PREVENT DILUTION RESULTING FROM STOCK SPLITS, STOCK DIVIDENDS OR SIMILAR EVENTS OR BY REASON OF CHANGES IN THE CONVERSION PRICE OF THE PREFERRED SHARES IN ACCORDANCE WITH THE TERMS OF THE CERTIFICATE OF DESIGNATION GOVERNING THE PREFERRED SHARES OR THE EXERCISE PRICE OF THE WARRANTS IN ACCORDANCE WITH THE DOCUMENTS GOVERNING EACH WARRANT.


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE
SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.




PROSPECTUS         SUBJECT TO COMPLETION JANUARY 13, 1998

                              15,896,858 SHARES


                             METAL MANAGEMENT, INC.

                                  COMMON STOCK



         This Prospectus relates to the resale of up to an aggregate of 15,896,858 shares (the "Shares") of common Stock, par value $.01 per share (the "Common Stock"), of Metal Management, Inc., a Delaware corporation (the "Company"), which may be offered (the "Offering") for sale by persons (individually a "Selling Stockholder," collectively the "Selling Stockholders") described in this Prospectus. The Shares that were issued, or are issuable by the Company consist of the following: (i) 6,547,288 Shares issued by the Company in connection with business combination transactions; (ii) 2,045,673 Shares issuable upon exercise of warrants granted by the Company in business combination transactions or to employees, advisors or other agents of the Company; (iii) up to 2,614,331 Shares issuable on conversion of 23,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") by the holders of such Series A Preferred Stock; (iv) up to 1,939,998 Shares issuable upon conversion of 20,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock") by the holders of such Series B Preferred Stock; (v) 1,885,000 Shares owned by individuals who purchased such Shares in other transactions exempt from the registration requirements of federal and state law;
(vi) 182,087 shares issuable on conversion of a note payable granted by the Company in connection with a business combination transaction; and (vii)
682,481 Shares which are not otherwise covered by (i)-(vi) above.

         The Shares may be offered for sale from time to time by or for the account of the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest in the open market, on the Nasdaq National Market, in the over-the-counter market, in privately negotiated transactions, or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. The Shares are intended to be sold through one or more broker-dealers or directly to purchasers. These broker-dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders or purchasers of the Shares for whom the broker-dealer may act as agent, or to whom the Selling Shareholders may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary concessions). The Selling Stockholders and any broker-dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act") and any commissions received by them and the proceeds of any resale of the Shares may be deemed to be underwriting discounts and commissions under the Securities Act.


         Of the 15,896,858 Shares offered hereby, a total of: (i) 9,114,769 Shares are presently outstanding; (ii) 2,045,673 Shares are issuable upon exercise of warrants; (iii) 182,087 Shares are issuable upon conversion of a note payable; and (iv) up to 4,554,329 Shares are issuable upon conversion of the Series A Preferred

Stock and Series B Preferred Stock. The conversion price of the Series A Preferred Stock is equal to the lesser of (A) the price determined by multiplying (x) the average of the "Closing Bid Prices" (as defined in the Certificate of Designation for the Series A Preferred Stock) for the five (5) trading days immediately prior to (but not including) the purchase date times
(y) 85%; and (B) $18.30. The conversion price for the Series B Preferred Stock is equal to the lesser of: (A) the price determined by multiplying (x) the average of "Closing Bid Price" (as defined in the Certificate of Designation for the Series B Preferred Stock) for the Common Stock on the five (5) trading days occurring immediately prior to, but not including, the date of conversion times (y) 92.5%; (B) the price determined by multiplying (x) the "Closing Bid Price" for the Common Stock for the five (5) trading days immediately prior to (but not including) the purchase date of the Series B Preferred Stock times (y) 120%; or (C) the price equal to the lowest traded price of a share of Common Stock during any period in which the Common Stock is no longer listed for quotation on the Nasdaq National Market, the New York Stock Exchange or such other national securities exchange. The exercise price and the number of shares issuable upon exercise of warrants or conversion of the Series A or Series B Preferred Stock (and offered for sale pursuant to this Prospectus) are subject to adjustment to the extent permitted under Rule 416 of the Securities Act to prevent dilution resulting from stock splits, stock dividends or similar events, or by reason of changes in the conversion price in accordance with the terms of the certificate of designation governing the Series A or Series B Preferred Stock. If all of the warrants referred to in (ii) above are exercised, the Company will receive proceeds of $11,342,249 although in certain instances the documents governing the warrants permit the holder thereof to exercise the warrants in a "cashless" manner. A "cashless" exercise will reduce the number of shares ultimately issued but will also reduce the proceeds payable to the Company from such issuance. The Company will receive no portion of the proceeds from the sale of the Shares offered hereby and will bear certain expenses incident to their registration. See "Selling Stockholders" and "Plan of Distribution."


         The Common Stock is currently traded on The Nasdaq Stock Market -- National Market ("Nasdaq") under the symbol "MTLM." On January 12, 1998, the last reported price for the Common Stock as reported by Nasdaq was $ 15.875 per share. As of January 13, 1998, the Company had a total of 29,948,829 shares of Common Stock outstanding.



           PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS
             SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON
                           PAGE 8 OF THIS PROSPECTUS.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COM-
                MISSION OR ANY STATE SECURITIES COMMISSION PASSED
                      UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


                               January __, 1998

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York, 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is currently traded on Nasdaq. Information filed by the Company with Nasdaq may be inspected through EDGAR, the Commission's on-line filing service.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Shares offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied through EDGAR, the Commission's on-line filing service.

                                   THE COMPANY

GENERAL


         The Company and its wholly-owned subsidiaries are engaged in the business of dismantling, processing, marketing, brokering and recycling both ferrous and non-ferrous metals with the goal of becoming one of the largest recyclers of scrap metal in North America. The Company operates, or participates in joint ventures operating, thirty-eight recycling centers in ten states and resells processed scrap metal and other materials to domestic and foreign customers. The Company intends to continue its expansion principally through acquisitions. The Company believes that the scrap metal recycling industry is highly fragmented, and that no single company is a significant processor of scrap metal on a national scale, although certain companies are significant processors on a local or regional scale.


         The Company entered the scrap metal recycling industry on April 11, 1996, through its merger with EMCO Recycling Corp. ("EMCO"), headquartered in Phoenix, Arizona. As part of the strategic redirection, in April 1996 management announced plans to exit its Spectra*Star printer and consumables business. On July 16, 1996, the inventory and related production equipment of this business was sold for approximately $1.3 million in cash and an agreement by the purchaser to pay the Company a percentage of revenues royalties on future sales of Spectra*Star printers and related consumables. The Company discontinued and sold its VideoShow and related products lines business ("VideoShow") in December 1996 for consideration substantially in the form of royalties on future sales of VideoShow equipment in an amount which the Company does not expect will be material.

         The Company was founded in 1981 and re-incorporated in Delaware in June 1986. Prior to April 11, 1996, the Company was called General Parametrics Corporation. On April 9, 1996, the Company's stockholders approved an amendment to its Certificate of Incorporation to change the name to Metal Management, Inc. Effective April 15, 1996, the Company changed its Nasdaq Stock symbol to "MTLM". On April 25, 1996, the Board of Directors of the Company approved a change in the Company's fiscal year-end from October 31 to March 31, effective April 1, 1996.

RECENT DEVELOPMENTS
         The Company has recently completed a number of acquisitions which are summarized below (the "Completed Acquisitions").


         -        HOUSTON COMPRESSED STEEL CORP. Houston Compressed Steel Corp.
                  ("HCS") was founded in 1941 and has been operated for several years by the Segal family. HCS operates one processing facility in Houston, Texas. The Company completed the acquisition of HCS on January 8, 1998.



         - COZZI. Cozzi Iron & Metal, Inc. ("Cozzi") was founded in 1945 by the Cozzi family. Cozzi is headquartered in Chicago, Illinois and has a network of processing facilities located in Chicago, Illinois; East Chicago, Indiana; and the Pittsburgh, Pennsylvania area as well as joint venture interests (50%) in entities operating in Memphis, Tennessee and Phoenix, Arizona. The Company completed the acquisition of Cozzi on December 1, 1997. Cozzi acquired all of the stock of Kankakee Scrap Corp., Kankakee, Illinois ("Kankakee"), on December 18, 1997.

         -        PROLER. Proler Southwest Inc. and Proler Steelworks L.L.C.
                  (collectively, "Proler"), were founded in 1992 and 1994, respectively, principally by William and Ronald Proler. Proler operates a facility in Houston, Texas and a site in Jackson, Mississippi. The Company completed the acquisition of Proler on August 28, 1997.

         - THE ISAAC GROUP. The Isaac group of companies (collectively, "Isaac"), founded in 1899 by the Isaac family, operates four processing facilities located in Defiance, Bryan, Cleveland and Dayton, Ohio. The Company completed the acquisition of Isaac on June 23, 1997.

         -        RESERVE IRON & METAL, L.P. Reserve Iron & Metal, L.P.
                  ("Reserve"), founded in 1978 and acquired in 1990 by the Joseph family, operates two processing facilities located in Cleveland, Ohio and Chicago, Illinois and has a 50% interest in a joint venture which operates a processing facility located in Attalla, Alabama. The Company completed the acquisition of Reserve on May 1, 1997.

         -        HOUTEX METALS COMPANY, INC. HouTex Metals Company, Inc.
                  ("HouTex"), founded in 1979 by the Melnik family, operates one processing facility on the Houston Ship Channel. The Company completed the acquisition of HouTex on January 7, 1997.

         - THE MACLEOD GROUP. The "MacLeod Group" of companies ("MacLeod"), founded in 1969 by Ian MacLeod, operates four processing facilities in Southern California. The Company completed the acquisition of MacLeod on January 1, 1997.

         - EMCO RECYCLING CORP. EMCO Recycling Corp. ("EMCO"), formed in 1993 by the combination of three companies, Empire Metals, Inc., Valley Steel and Copperstate Metals, Inc., operates processing facilities at ten sites in Phoenix, Arizona and two other sites in the State of Arizona. The Company completed the acquisition of EMCO on April 11, 1996.

         From time to time the Company engages in discussions with third parties regarding potential acquisitions of companies or businesses in the same or substantially similar lines of business as the Company. If the parties are able to agree generally on the nature, terms and conditions of a transaction, including the purchase price and form of consideration, a letter of intent is prepared to reflect this understanding. In many cases, these letters of intent are structured as "binding intents" to purchase the business, although each letter is still subject to a number of terms and conditions including but not limited to negotiation and execution of definitive purchase agreements. In addition, each potential acquisition may be subject to additional contingencies specific to that acquisition. There can be no assurance that any such potential acquisition will result in execution of a definitive agreement or that these acquisition(s) will be completed on terms and conditions acceptable to the Company, if at all. The Company has entered into letters of intent to purchase the companies or businesses described below (the "Potential Acquisitions"):

         - SUPERIOR FORGE, INC. The Company entered into a binding letter of intent on July 23, 1997 to acquire Superior Forge, Inc. ("Superior"). Superior, founded and owned by Ian Albert, uses and generates aluminum and aluminum scrap in its forging operations, located in Huntington Beach, California.





         - SALT RIVER RECYCLING, L.L.C. The Company entered into a binding letter of intent on August 4, 1997 to purchase Newell Phoenix, L.L.C.'s 50% membership interest in Salt River Recycling, L.L.C. ("Salt River"), an Arizona limited liability company with one facility in Phoenix, Arizona. The Company currently owns a 50% interest in Salt River.

         - GOLDIN INDUSTRIES, INC. The Company entered into a binding letter of intent on August 5, 1997 to acquire certain scrap metal operations and assets of Goldin Industries, Inc., Goldin Industries Louisiana, Inc. and Goldin of Alabama, Inc. ("Goldin"). Goldin, founded and owned by the Goldin family, operates five processing facilities, including two in Gulfport, Mississippi, one in Harvey, Louisiana and two in Mobile, Alabama.

         - PERLCO, L.L.C. The Company entered into a binding letter of intent on August 6, 1997 to acquire: (i) FPX, Inc. ("FPX"), which has a 50% ownership interest in PerlCo, L.L.C. ("PerlCo"), a Tennessee limited liability company with one facility in Memphis, Tennessee; and (ii) Southern Tin Compress Corporation ("Southern Tin"), which owns the real estate and certain equipment associated with the PerlCo operations. The Company currently owns a 50% interest in PerlCo.

         - AEROSPACE METALS. The Company entered into a binding letter of intent on August 28, 1997 to purchase substantially all of the assets and business of, and to lease the real property used by, Aerospace Metals, Inc., Aerospace Parts Security, Inc. and The Suisman Titanium Corporation (collectively, "Aerospace"). Aerospace, founded and owned by Michael Suisman, operates one facility located in Hartford, Connecticut.

         - ATLAS RECYCLING LIMITED PARTNERSHIP. The Company entered into a binding letter of intent on August 28, 1997 to purchase all of the scrap metal related business operations and assets of Atlas Recycling Limited Partnership ("Atlas"). Atlas operates two processing facilities in Texas, including one in Corpus Christi and one outside of Del Rio.

         - YONACK IRON & METAL CO. The Company entered into a binding letter of intent on August 28, 1997 to acquire all of the scrap metal related business operations and assets of Yonack Iron & Metal Co. ("Yonack Iron"). Yonack, owned by Robert P. Yonack, operates five processing facilities, including four in Dallas, Texas and one in Lonoke, Arkansas.

         - YONACK SERVICES, INC. The Company entered into a binding letter of intent on August 28, 1997 to acquire all of the scrap metal related business operations and assets of Yonack Services, Inc. ("Yonack Services"), a Texas corporation. Yonack Services operates one processing facility located in Forney, Texas.

         - GOLD METAL RECYCLERS, INC. The Company entered into a binding letter of intent on August 28, 1997 to acquire all of the scrap metal related business operations and assets of Gold Metal Recyclers, Inc. ("Gold"), a Texas corporation. Gold, owned by Kenneth E. Goldberg and Neil A. Goldberg, operates one processing facility located in Dallas, Texas.

         - SPECTRUM METAL RECYCLING. The Company entered into a binding letter of intent on August 28, 1997 to acquire all of the scrap metal related business operations and assets of GMY Corp., d/b/a Spectrum Metal Recycling ("Spectrum"), a Texas corporation. Spectrum operates one processing facility located in Houston, Texas.

         - ACCURATE IRON & METAL CO. The Company entered into a binding letter of intent on December 11, 1997 to purchase certain assets of Accurate Iron & Metal Co., an Illinois corporation, headquartered in Franklin Park, Illinois.

         - 138 SCRAP INC. The Company entered into a letter of intent on December 12, 1997 to purchase substantially all of the assets of 138 Scrap Inc. and of Katrick Inc., Illinois corporations headquartered in Riverdale, Illinois.

         The Company has recently completed a $25,000,000 private equity placement to an affiliate of investor Sam Zell. In the transaction, Samstock, L.L.C., ("Samstock") an affiliate of Sam Zell's Equity Group Investments, Inc., received 1,470,588 shares of the Company's common stock, and warrants to purchase an additional 400,000 shares of common stock at $20 per share and 200,000 shares at $23 per share. The warrants are subject to mandatory exercise under certain circumstances. In addition to the equity investment, Rod Dammeyer of Equity Group Investments, Inc. will join the Company's Board of Directors.

         The Common Stock is traded on the Nasdaq Stock Market under the trading symbol "MTLM." The Company's principal executive offices are located at 500 North Dearborn Street, Suite 405, Chicago, Illinois 60610, and its telephone number is (312) 645-0700.

                                  RISK FACTORS

         An investment in the Shares being offered hereby involves a significant degree of risk. In addition to the other information set forth in this Prospectus, prospective purchasers of the Shares should consider carefully the following factors which may adversely affect the business, financial condition, results of operations and future prospects of the Company, and the prevailing market price and performance of the Company's Common Stock. Certain statements and information contained or incorporated by reference herein constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.

         Inability to Control or Manage Growth or to Successfully Integrate Acquired Businesses. The Company intends to actively pursue acquisitions and mergers in the scrap metal recycling industry. There can be no assurance that the Company will be successful in acquiring other entities or that it will be able to effectively manage these acquired entities. The Company's ability to achieve its expansion objectives and to manage its growth effectively depends on a variety of factors, including the ability to identify appropriate acquisition targets and to negotiate acceptable terms for their acquisition, the integration of new businesses into the Company's operations, the achievement of cost savings and the availability of capital. The inability to control or manage growth effectively or to successfully integrate future new businesses into the Company's operations would have a material adverse effect on the Company's results of operations and financial condition. Depending on the nature and size of these transactions, if any, the Company may experience working capital and liquidity shortages. There can be no assurance that additional financing will be available on terms and conditions acceptable to the Company, if at all.

         Recent Change in Strategic Direction and Limited Operating History. The Company has undergone a significant change in strategic direction and emphasis in the last twelve to eighteen months. Given this substantial change, past financial performance should not be considered a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. Prior to the merger with EMCO in April 1996, the Company had no history of operations in the scrap metal recycling industry. Due to the limited experience of management in effecting a consolidation strategy, there can be no assurance that the Company will be able to successfully effect its strategy even if the Company is able to acquire other entities on acceptable terms and conditions. In addition, until being acquired by the Company, none of the Completed Acquisitions, the Potential Acquisitions nor, in some cases, potential future acquisitions have or will have previously operated as subsidiaries of a public holding company subject to formal accounting and reporting requirements. The Company will be required to continue devoting additional management time and capital to enhance information systems and to improve and monitor internal controls, as well as to recruit managers with appropriate skills to insure the timeliness and accuracy of financial reports. Further, the Company's management has limited experience in executing consolidation strategies on the scale being pursued by the

Company. The success of the consolidation strategy depends in part on the ability of the Company's management to oversee diverse operations and to successfully integrate processing, marketing and other resources.

         Inability to Complete Potential Acquisitions. From time to time the Company engages in discussions with third parties regarding potential acquisitions of companies or businesses in the same or substantially similar lines of business as the Company. If the parties are able to agree generally on the nature, terms and conditions of a transaction, a letter of intent is prepared to reflect this understanding. In many cases, these letters of intent are structured as "binding intents" to purchase the business, although each letter is still subject to a number of terms and conditions including but not limited to negotiation and execution of definitive purchase agreements. In addition, each potential acquisition may be subject to additional contingencies specific to that acquisition. There can be no assurance that any such potential acquisition will result in execution of a definitive agreement or that such acquisition will be completed on terms and conditions acceptable to the Company, if at all.

         Lack of Capital and Leverage. Implementing the Company's aggressive acquisition strategy requires substantial amounts of capital. For example, to complete the Potential Acquisitions, the Company needs to fund the cash portions of the purchase considerations, approximately $44.1 million. There can be no assurance that sufficient funds for these acquisitions will become available on acceptable terms, if at all. Failure to raise sufficient capital when required or needed could adversely affect the Company's results of operations and financial condition.


         The Company intends to continue its strategy of financing its acquisitions in part by incurring indebtedness to sellers of acquired entities. This may require the Company to agree to certain restrictions on its operations which may adversely effect the Company's ability to integrate the acquired entities into the Company's structure. For example, in connection with the Isaac acquisition, the Company incurred short-term indebtedness to the sellers of Isaac. This indebtedness restricts the Company's ability to unilaterally direct or control the operations of Isaac until the notes are repaid. Failure to repay these notes or similar notes that the Company may issue in the future would have a material adverse effect on the Company's results of operations and financial condition and could cause the Company to cede control in or ownership of the acquired entity. As of September 30, 1997, the Company had approximately $154.7 million of total liabilities, including approximately $48.6 million of indebtedness owed in connection with the acquisitions of MacLeod, Reserve, Isaac and Proler. The degree to which the Company is leveraged could have adverse consequences to the Company including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion, if not all, of the Company's cash flow will be required to pay principal and interest; and (iii) the Company will be more vulnerable to an economic downturn in the scrap metal recycling industry which has historically been sensitive to changes in general economic conditions.

         Comprehensive Regulatory Requirements. The Company is subject to significant government regulation including stringent environmental laws and regulations. Among other things, these laws and regulations impose comprehensive local, state, federal, foreign and supranational statutory and regulatory requirements concerning, among other matters, the treatment, acceptance, identification, storage, handling, transportation and disposal of industrial by-products, hazardous and solid waste materials, waste water, storm water effluent, air emissions, soil contamination, surface and ground water pollution, employee health and safety, operating permit standards, monitoring and spill containment requirements, zoning, and land use, among others. Various laws and regulations set prohibitions or limits on the release of contaminants into the environment. Such laws and regulations also require permits to be obtained and manifests to be completed and delivered in connection with any shipment of prescribed materials so that the movement and disposal of such material can be traced and the persons responsible for any mishandling of such material can be identified. This regulatory framework imposes significant compliance burdens, costs and risks on the Company. Violation of such laws and regulations may give rise to significant liability to the Company, including fines, damages, fees and expenses.

         Releases of certain industrial by-products and waste materials are subject to particular laws and regulations. Although the specific provisions of laws and regulations related to such releases vary among jurisdictions, such laws and regulations typically require that the relevant authorities be notified promptly, that the release be cleaned up promptly, and that remedial action be taken by the responsible party and/or owner of the site to restore the environment to levels protective of human health and the environment. Generally, the governmental authorities are empowered to act to clean up and remediate releases and environmental damage and to charge the costs of such cleanup to one or more of the owners of the property, the person responsible for the spill, the generator of the contaminant and certain other parties or to direct the responsible party to take such action. These authorities may also impose a tax or other liens to secure the parties' reimbursement obligations. Environmental laws and regulations impose strict operational requirements on the performance of certain aspects of hazardous or toxic substances remedial work. These requirements specify complex methods for identification, monitoring, storage, treatment and disposal of waste materials managed during a project. Failure to meet these requirements could result in substantial fines and other penalties.

         Environmental legislation and regulations have changed rapidly in recent years, and it is likely that the Company will be subject to even more stringent environmental standards in the future. For example, the ultimate effect on the Company of the regulations to be implemented under the Clean Air Act Amendments of 1990 (the "Clean Air Act"), and the actual amount of any capital expenditures required thereby, will depend on how the Clean Air Act is interpreted and implemented pursuant to regulations that are currently being developed and on additional factors such as the evolution of environmental control technologies and the economic viability of these technologies. For these reasons, future capital expenditures for environmental control facilities cannot be predicted with accuracy; however, one may expect that environmental control standards will become increasingly stringent and that the expenditures necessary to comply with them could increase substantially.

         Local, state, federal, foreign and supranational governments and agencies have also from time to time proposed or adopted other types of laws, regulations or initiatives with respect to the scrap metal recycling industry, including laws, regulations and initiatives intended to ban or restrict the intrastate, interstate or international shipment of wastes, to impose higher taxes or fees on certain shipments of waste, or to classify or reclassify certain categories of non-hazardous wastes as hazardous. Certain local, state, federal, foreign and international governments and agencies have promulgated "flow control" or other regulations, which attempt to require that all waste (or certain types of waste) generated within the jurisdiction in question must go to certain disposal sites. From time to time legislation is considered that would enable or facilitate such laws, regulations or initiatives. Due to the complexity of regulation of the industry and to public and political pressure, implementation of existing or future laws, regulations or initiatives by different levels of governments may be inconsistent and are difficult to foresee.

         The Company requires, and must comply with, various permits and licenses to conduct its operations. Government agencies continually monitor compliance with these permits or licenses and the Company's facilities are subject to periodic unannounced inspection by local, state and federal authorities. Violations of any permit or license, if not remedied, could result in the Company incurring substantial fines, suspension of operations or closure of a site.

         Governmental authorities have a wide variety of powerful administrative enforcement actions and remedial orders available to cause compliance with environmental laws or to remedy or punish violations of such laws. Such orders may be directed to various parties, including present or former owners or operators of the concerned sites, or parties that have or had control over the sites. In certain instances, fines and treble damages may be imposed. In the event that administrative actions fail to cure a perceived problem or where the relevant regulatory agency so desires, an injunction or temporary restraining order or damages may be sought in a court proceeding. Some laws give private parties the right, in addition to existing common laws claims, to file claims for injunctive relief or damages against the owners or operators of the site.

         The Company believes that with heightened legal, political and citizen awareness and concerns, all companies in the scrap metal recycling industry may be faced, in the normal course of operating their businesses, with fines and penalties and the need to expend substantial funds for capital projects, remedial work and operating activities, such as environmental contamination monitoring, soil removal, groundwater treatment, creation of engineered barriers, establishing institutional controls and related activities. Regulatory or technological developments relating to the environment may require companies engaged in the scrap metal recycling industry to modify, supplement or replace equipment and facilities at costs which may be substantial. Because the scrap metal recycling industry has the potential for discharge of materials into the environment, a material portion of the capital expenditures by the Company is expected to relate, directly or indirectly, to such equipment and facilities. Moreover, it is possible that future developments, such as increasingly strict requirements of environmental laws and regulations, and enforcement policies will require even more significant capital investments in this regard.

         Due to the nature of the scrap metal recycling business, it is possible that inquiries or claims based upon environmental laws may be made in the future by governmental bodies or individuals against the Company and any other scrap metal recycling entities that the Company may acquire. The location of the Company's facilities in large urban areas may increase the risk of scrutiny and claims. The Company is unable to predict whether any such future inquiries or claims will in fact arise or the outcome of such matters. Additionally, it is not possible to predict the total size of all capital expenditures or the amount of any increases in operating costs or other expenses that may be incurred by the Company to comply with the environmental requirements applicable to the Company and its operations, or whether these costs can be passed on to customers through product price increases. Moreover, environmental legislation has been enacted, and may in the future be enacted, to create liability for past actions that were lawful at the time taken but that have been found to affect the environment and to create public rights of action for environmental conditions and activities. As is the case with scrap recyclers in general, if damage to persons or the environment has been caused, or is in the future caused, by hazardous materials activities of the Company, the Company may be fined and held liable for such damage. In addition, the Company may be required to remedy such conditions and/or change procedures. Thus, there can be no assurance that potential liabilities, expenditures, fines and penalties associated with environmental laws and regulations will not be imposed on the Company in the future or that such liabilities, expenditures, fines or penalties will not have a material adverse effect on the Company's results of operations and financial condition.

         In addition, public interest groups, local citizens, local municipalities and other persons or organizations may have a right to seek judicial relief for purported violations of law. In some jurisdictions, recourse to the courts by individuals under common law principles such as trespass or nuisance have been or may be enhanced by legislation providing members of the public with statutory rights of action to protect the environment. In such cases, even if a scrap metal recycling facility is operated in full compliance with applicable laws and regulations, local citizens and other persons and organizations may seek compensation for damages allegedly caused by the operation of the facility. In some cases, the operation of scrap metal recycling facilities is subjected to heightened public scrutiny because of residential or other non-industrial property uses that have developed around such facilities. So-called "Not In My Backyard" ("NIMBY") grass roots community opposition to such facilities can materially interfere with such facilities' on-going operations and growth.

         Significant Potential Environmental Liability. The Company is subject to potential liability and may also be required from time to time to clean up or take certain remedial action with regard to sites currently or formerly used in connection with its operations. Furthermore, the Company may be required to pay for all or a portion of the costs to clean up or remediate sites the Company never owned or on which it never operated if it is found to have arranged for transportation, treatment or disposal of pollutants or hazardous or toxic substances on or to such sites. The Company also is subject to potential liability for environmental damage that their assets or operations may cause nearby landowners, particularly as a result of any contamination of drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such assets or operations. Any substantial liability for environmental damage could materially adversely affect the operating results and financial condition of the Company, and could materially adversely affect the marketability and price of the Company's stock.

         Incompleteness of Site Investigations. As part of its pre-transaction "due diligence" investigations, the Company typically hires an environmental consulting firm to conduct transaction screen reviews, or Phase I and/or Phase II site assessments of the sites owned or leased by particular acquisition or merger candidates (the "Pre-Transaction Site Assessments"). However, such Pre-Transaction Site Assessments have not covered (and will not in the future cover) all of the sites owned or leased by the companies which are acquired by or merge with the Company. Moreover, such Pre-Transaction Site Assessments which have occurred have not been designed or expected (and will not in the future be designed or expected) to disclose all material contamination or liability that may be present. For example, the Company does not include soil sampling or core borings as a standard part of its Pre-Transaction Site Assessments, even though such sampling and core borings might increase the chances of finding contamination on a particular site. Failure to conduct soil sampling and core borings on a particular site could result in the Company failing to identify a seriously contaminated site prior to an acquisition or merger, and could materially adversely affect the Company.

         Likelihood of Contamination at Some Sites. Pre-Transaction Site Assessments of the Company's current sites conducted by independent environmental consulting firms have revealed that some soil, surface water and/or groundwater contamination is likely at certain of these sites, and have recommended that certain additional investigations and remediation be conducted. Based upon its review of these reports, the Company believes that it is likely that contamination exists at certain of its sites and that it is likely that additional investigation, monitoring and remediation will be required at some of the sites. Also based upon its review of these reports, the Company believes that such contamination is likely to include, but not be limited to: polychlorinated biphenyls (PCBs); total petroleum hydrocarbons; volatile organic compounds (VOCs); antimony; arsenic; cadmium; copper; lead; mercury; silver; zinc; waste oil; toluene; meta-and para-xylenes; baghouse dust; and/or aluminum dross. The ultimate extent of such contamination cannot be stated with any certainty at this point, and there can be no assurance that the cost of remediation will be immaterial. The existence of such contamination could result in federal, state, local or private enforcement or cost recovery actions against the Company, possibly resulting in disruption of Company operations, the need for proactive remedial measures, and substantial fines, penalties, damages, costs and expenses being imposed against the Company.

         The Company expects to require future cash outlays as it incurs costs relating to the remediation of environmental liabilities. The incurrence of these costs may have a material adverse effect on the Company's results of operation and financial condition.

         Uncertain Costs of Environmental Compliance and Remediation. Many factors affect the level of expenditures the Company will be required to make in the future to comply with environmental requirements, including: (i) new local, state and federal laws and regulations; (ii) the developing nature of administrative standards promulgated under Superfund and other environmental laws, and changing interpretations of such laws; (iii) uncertainty regarding adequate control levels, testing and sampling procedures, new pollution control technology and cost benefit analysis based on market conditions; (iv) the incompleteness of information regarding the condition of certain sites; (v) the lack of standards and information for use in the apportionment of remedial responsibilities; (vi) the numerous choices and costs associated with diverse technologies that may be used in remedial actions at such sites; (vii) the possible ability to recover indemnification or contribution from third parties; and (viii) the time periods over which eventual remediation may occur. The estimated costs, and the timing of such costs, for future environmental compliance (capital expenditures or increases in operating costs or other expenditures) and remediation cannot be accurately predicted and are necessarily imprecise; however, such costs could be material to future quarterly or annual results of operations of the Company. In addition, it is not possible to predict whether or not such costs can be passed on to customers through price increases.

         Lack of Environmental Impairment Insurance. The Company does not carry environmental impairment liability insurance. The Company operates under general liability insurance policies which does not cover environmental damage. If the Company were to incur significant liability for environmental damage not covered by environmental impairment insurance, or for other claims in excess of its general liability insurance and umbrella coverage, the Company's results of operations and financial condition could be materially adversely affected.

         Risks Associated With Certain By-Products. Although the majority of the Company's metal products are currently exempt from applicable solid waste regulations, the Company's scrap metal recycling operations produce significant amounts of by-products. Heightened environmental risk is associated with certain of these by-products. For example, certain of the Company's subsidiaries operate shredders for which the primary feed materials are automobile hulks and obsolete household appliances. Approximately 20% of the weight of an automobile hulk consists of material (shredder fluff) which remains after the segregation of ferrous and saleable non-ferrous metals. Federal environmental regulations require shredder fluff to pass a toxic leaching test to avoid classification as a hazardous waste. The Company endeavors to have hazardous contaminants removed from the feed material prior to shredding and as a result the Company believes the shredder fluff generated is properly not considered a hazardous waste. Should the laws, regulations or testing methods change with regard to shredder fluff disposal, the Company may incur additional significant expenditures.

         Potential Superfund Liabilities. (a) The Company's Reserve, Cozzi and Kankakee subsidiaries have received notices from the United States Environmental Protection Agency (the "EPA") that Reserve, Cozzi and Kankakee and numerous other parties are considered potentially responsible parties (a "PRP") and may be obligated under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("Superfund" or "CERCLA") to pay a portion of the cost of remedial investigation, feasibility studies and ultimately remediation to correct alleged releases of hazardous substances at the Standard Scrap Metal/Chicago International Exporting Removal Action Site. Superfund may impose joint and several liability for the costs of remedial investigations and actions on the entities that arranged for disposal of certain wastes, the waste transporters that selected the disposal sites, and the owners and operators of such sites. Responsible parties (or any one of them) may be required to bear all of such costs regardless of fault, legality of the original disposal, or ownership of the disposal site. Based upon their analysis of the situation, the managements of Reserve, Cozzi and Kankakee currently do not expect their aggregate potential liability to be in excess of $175,000. There can be no assurance, however, that their aggregate potential liability may not be greater than $175,000.

         (b) Cozzi has received a notice from the EPA that Cozzi is a PRP under Superfund in regard to the site referred to as H&H Recycling in Gary, Indiana. Cozzi is not currently in a position to determine its potential liability in regard to this site. There can be no assurance that such potential liability will not be material.

         (c) Cozzi was served in a private cost recovery action alleging that Cozzi is a PRP under Superfund in regard to the site referred to as Gould Battery Site in Pennsylvania. Based upon its analysis of the situation, including transaction documentation and indemnifications, Cozzi currently expects that its ultimate liability in regard to this matter will be de minimus, but there can be no assurance this will be the case.


         Underground Storage Tanks. Underground storage tanks (UST's) exist at several of the Company's sites. UST's are subject to various federal, state and local laws on their operation. In the event a release of regulated product has occurred, the Company may incur significant costs to investigate and remediate the release.


         Employee Health and Safety Issues. The Company's operations are also subject to regulation by federal, state and local agencies responsible for employee health and safety, including the Occupational Safety and Health Act (the "OSHA"). A total of four accidental deaths of, and two serious accidental injuries to, employees have occurred at the Company's Cozzi, HouTex and Reserve subsidiaries during the past three years. Cozzi and Reserve have been fined by OSHA in regard to such incidents. HouTex has also been cited and fined by OSHA for alleged failure to establish energy control procedures and employee training in regard to mobile shearing equipment. No assurance can be given that potential liabilities of the Company in regard to such death and injuries, or in regard to any future deaths of or injuries to the Company's employees will not be material.

         Recommendations of Environmental Consultants. Environmental consultants to the Company have recommended that a variety of remedial actions be undertaken, including: the sampling of soil, surface and ground water at its various facilities; the remediation of any existing contamination under applicable regulations; the development of Spill Prevention Control and Countermeasure Plans ("SPCC"); the completion of certain actions in regard to Storm Water Pollution Prevention Plans; the timely completion and/or filing of certain annual reports and summaries required by governmental agencies; the completion of Oil Discharge and Response Plans; and the remediation of certain materials suspected of containing asbestos. If the Company fails to follow these recommendations for an indefinite period of time, one or more of the sites might, potentially, be subject to a governmental enforcement action, the imposition of fines, penalties and damages, and/or require remediation at some future time at a cost which may have an adverse effect on the Company's results of operations and financial condition.

         Compliance History. The Company has, in the past, been found not to be in compliance with certain environmental laws and regulations, and has incurred fines associated with such violations which have not been material in amount and may in the future incur additional fines associated with such violations. The Company has also paid a portion of the costs of certain remediation actions at certain sites. No assurance can be given that material fines, penalties, damages and expenses resulting from additional compliance issues and liabilities will not be imposed on the Company in the future.

         Lack of Management Depth and Experience. Due to the limited experience of the Company's senior management in the scrap metal recycling business, the Company relies substantially on the experience of the management team at each subsidiary on day-to-day operating matters. There can be no assurance that these individuals will continue to serve the subsidiaries. The loss of a significant number of managers could have a material adverse effect on the Company's ability to successfully implement its consolidation strategy.

         Ability of Certain Individuals to Impact Ownership and Governance of the Company. Pursuant to a stockholder's agreement (the "Stockholders Agreement"), between Albert A. Cozzi, Frank J. Cozzi, Gregory P. Cozzi (collectively, the "Cozzi Shareholders"), Samstock, L.L.C. ("Samstock"), T. Benjamin Jennings, Gerard M. Jacobs, and the Company, the Company's Board of Directors is comprised of five directors nominated by the Cozzi Shareholders and five directors nominated by Messrs. Jacobs and Jennings, and one director nominated by Samstock. Further, the Cozzi Shareholders, Samstock and Messrs. Jacobs and Jennings own approximately 47% of the Company's issued and outstanding shares of Common Stock. The Cozzi Shareholders, Samstock and Messrs. Jacobs and Jennings have significant influence on the outcome of all matters (including the election of directors and future mergers, acquisitions or sale of assets) and may be deemed to have effective control over the affairs and management of the Company. This influence may not be consistent with the interests of the Stockholders. Further, the changes made in the Company's governance structure to effect the merger with Cozzi and the private equity placement to Samstock are examples of the Company's willingness to rapidly change the management and governance of the Company if necessary or desirable. There can be no assurance that recent changes in management and governance or those that may occur in connection with subsequent acquisitions or mergers will be favorable and in the best interests of the Stockholders.

         The parties to the Stockholders Agreement also have agreed to vote for proposals, if and when presented by the Company, to amend the Company's organizational documents to require the approval of at least two-thirds of the Board of Directors to, among other things: (i) amend the Company's certificate of incorporation or bylaws; (ii) liquidate or merge the Company; (iii) sell substantially all of the Company's assets; (iv) elect or remove officers; (v) adopt an annual budget; (vi) borrow funds, sell assets or make capital expenditures exceeding $5 million; (vii) issue or register the Company's securities; or (viii) declare or pay any dividends or distributions. If the Company's organizational documents are amended to reflect these restrictions, and the Directors cannot agree on the Company's strategic direction, a minority of four dissenting Directors could prevent the Company from taking any of the actions listed above.

Should the Board be unable to act because a minority of dissenting Directors prevents the Board from taking a significant action, this could have a material adverse effect on the Company's results of operations and financial condition.

         Cyclicality of Operating Results/Operating Losses. The operating results of the scrap metal recycling processing industry in general, and the Company's operations specifically, are highly cyclical in nature as they tend to reflect and be amplified by general economic conditions. In periods of national recession or periods of minimal economic growth, the operations of scrap metal recycling processing companies have been materially adversely affected. For example, during recessions or periods of minimal economic growth, the automobile and construction industries typically experience major cutbacks in production, resulting in decreased demand for steel, copper and aluminum and significant fluctuations in demand and pricing for the Company's products. Future economic downturns in the national economy would materially and adversely affect the Company's results of operations and financial condition. The ability of the Company to withstand significant economic downturns in the future will depend in part on the level of the Company's capital and liquidity.

         The Company's EMCO subsidiary has incurred operating losses and required capital infusions since its merger with the Company in April 1996. There can be no assurance that the Company will not be required to provide additional funding to EMCO. Further, there can be no assurance that existing or future subsidiaries will not require similar infusions, or that the Company will be able to provide such fundings if needed. The need to provide this funding or the inability to do so could have a material adverse effect on the Company's results of operations and financial condition.

         Failure to Acquire Joint Venture Interests. The Company is a member of, with a 50% interest in, two limited liability companies, one with operations in Phoenix, Arizona (Salt River) and the other in Memphis, Tennessee (PerlCo). The Company has binding signed letters of intent to acquire the remaining 50% interest in each of these joint ventures. However, there can be no assurance that the Company will acquire these remaining interests. If the Company is unable to acquire either of these joint venture interests, then the Company may be unable to realize some of the operational efficiencies anticipated in connection with the merger with Cozzi and may be prohibited by the agreements governing the joint ventures from taking actions with respect to the joint ventures' assets or liabilities that may be in the Company's best interest.

         Dependence on Scrap Suppliers. The profitability of the Company's scrap recycling operations depends, in part, on the availability of an adequate source of supply. The Company acquires its scrap inventory from numerous sources. These suppliers typically are not bound by long-term contracts and have no obligation to continue sending scrap materials to the Company. Decisions by a substantial number of scrap suppliers to cease sending scrap materials to the Company would have a material adverse effect on the Company's results of operations and financial condition.

         Concentration of Customers and Credit Risk. On a proforma basis giving effect to the Completed Acquisitions, the Company's five largest customers represented approximately 31% of revenues for the twelve months ended March 31, 1997 and the six months ended September 30, 1997, respectively. Accounts receivable balances from these customers represented approximately 30% of accounts receivable at September 30, 1997. The Company's largest customer, David
J. Joseph and Company accounted for approximately 12% and 13% of revenues for the twelve months ended March 31, 1997 and six months ended September 30, 1997, respectively, and accounted for approximately 17% of accounts receivable at September 30, 1997. The loss of any one of the Company's significant customers could adversely affect the Company's results of operations and financial condition.

         In connection with the sale of the Company's products, the Company generally does not require collateral as security for customer receivables. Certain of the Company's subsidiaries have significant balances owing from customers that operate in cyclical industries and under leveraged conditions that may impair the collectibility of these receivables. Failure to collect amounts due on these receivables could have a material adverse effect on the Company's results of operations and financial condition.


         Potential Substantial Dilution to Existing Stockholders; Registration Rights. The Company's Amended Certificate of Incorporation authorizes the issuance of: (i) 80,000,000 shares of common stock, of which 29,948,829 are issued and outstanding as of the date hereof; (ii) 4,000,000 of preferred stock, of which 59,000 have been designated as either Series A or Series B Preferred Stock and 45,000 of which are issued and outstanding as of the date hereof. The Company's board of directors has the authority to issue additional shares of common or preferred shares, or securities convertible or exercisable into such shares such as options or warrants, as the case may be for a variety of purposes including as consideration for additional acquisitions. These additional shares may be issued, or be subject to exercise, at prices below prevailing market prices of the Common Stock or at prices below the Company's book value. Common Stock sold at such a discount would result in dilution to the then-existing Stockholders of the Company as well as reduce each Stockholders' percentage interest in the Company. Further, the Company may issue additional shares of preferred stock on terms and conditions which may discourage, impede or prevent a merger, tender offer or proxy contest even though such an event may be favorable to the interest of stockholders as a whole. The effectiveness of this Form S-3 Registration Statement, and of any subsequent registration statements relating to the Company's common stock, will increase substantially the number of shares available for sale in the public market and may have an adverse impact on the market price of the Common Stock.


         Volatility of Trading Price. The trading price of the Common Stock has been, and in the future is expected to be, volatile and subject to market fluctuation as a result of a number of factors, including, but not limited to, merger and acquisition announcements and developments, current and anticipated results of operations, execution of private or public equity or debt placements, filing and effectiveness of registration statements relating to the Company's common stock, future product offerings by the Company or its competitors and factors unrelated to the operating performance of the Company. The trading price of the Company's Common Stock may also vary as a result of changes in the business, operations, prospects or financial results of the Company, general market and economic conditions, additional future proposed acquisitions by the Company and other factors. Failure in any fiscal quarter to meet the investment community's revenues or earnings expectations, if any, could have an adverse impact on the trading price of the Common Stock, as could sales of large amounts of Common Stock by existing Stockholders. In addition, sales of substantial amounts of the Company's Common Stock in the public market could adversely affect the market price of the Company's Common Stock. In the event the market price of Common Stock were adversely affected by such sales, the Company's access to equity capital markets could be adversely affected and issuances of Common Stock in connection with acquisitions, or otherwise, could dilute future earnings per share. Management believes that the Company's Stock price reflects an assumption that the Potential Acquisitions will be completed. Completion of each Potential Acquisition is, however, subject to a number of conditions. There can be no assurance that these conditions will be satisfied. If the Potential Acquisitions are not completed, the trading price of the Common Stock could be adversely affected.

         Potential Restrictions on Mergers and Other Actions. Section 203 of the Delaware General Corporation Law (the "Delaware Business Combination Statute") prohibits, under certain circumstances, "business combinations" between a Delaware corporation whose stock is publicly-traded and an "interested stockholder" of such corporation. The provisions prohibiting "business combinations" could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions could also discourage, impede, or prevent a merger, tender offer or proxy contest, even if such an event would be favorable to the interest of stockholders. In addition, the Company's certificate of incorporation authorizes the issuance of 4,000,000 shares of undesignated preferred Stock (the "Preferred Stock"), which the Board of Directors may cause the Company to issue in one or more series. The Board of Directors has designated 36,000 and 23,000 shares, respectively, of the Preferred Stock for issuance as Series A Convertible Preferred Stock ("Series A Preferred Stock") and Series B Convertible Preferred Stock ("Series B Preferred Stock"). The Board of Directors has the authority to fix the number of shares of Preferred Stock and determine or alter for each series, the voting powers, designations, preferences and rights of such shares. If the Company should ever issue Preferred Stock in addition to the Convertible Preferred Stock, such Preferred Stock could contain voting or other rights which could discourage, impede, or prevent a merger, tender offer or proxy contest which could be favorable to the interests of the stockholders.

         So long as shares of Series A or Series B Preferred Stock are outstanding, the Company is required to obtain the prior approval of the holders of at least a majority of all shares of the applicable Series of Preferred Stock outstanding at the time before: (i) increasing the authorized number of shares of such Series of Preferred Stock; (ii) altering or changing the rights, preferences or privileges of such Series of Preferred Stock or any other capital Stock of the Company so as to adversely affect such Series of Preferred Stock; or (iii) creating any new class or series of capital Stock having a preference over such Series of Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Company. This restriction could prevent the Company from taking actions which could be favorable to the interests of the stockholders.

                                 USE OF PROCEEDS


         This Prospectus relates to Shares being offered and sold for the accounts of the Selling Stockholders. The Company will not receive any proceeds from the sale of the Shares but will receive proceeds of $11,342,249 if all the warrants referred to herein are exercised although in certain instances the documents governing the warrants permit the holder thereof to exercise the warrants in a "cashless" manner. A "cashless" exercise will reduce the number of shares ultimately issued but will also reduce the proceeds payable to the Company from such issuance. There can be no assurance that any of the warrants will be exercised or that the Company will receive any proceeds on exercise thereof. The Company has agreed to pay all expenses related to the registration of the Shares. See "Plan of Distribution."


                              SELLING STOCKHOLDERS

         The following table sets forth the name of each Selling Stockholder, the aggregate number of shares of Common Stock beneficially owned by each Selling Stockholder as of January 13, 1998 (including Shares that are issuable on exercise of options or warrants, the conversion of the Series A and Series B Preferred Stock or conversion of a note payable), and the aggregate number of shares of Common Stock registered hereby that each Selling
Stockholder may offer and sell pursuant to this Prospectus. Because the Selling Stockholders may offer all of a portion of the Shares at any time and from time to time after the date hereof, no estimate can be made of the number of Shares that each Selling Stockholder may retain upon completion of the Offering. However, assuming all of the Shares offered hereunder are sold by the Selling Stockholders, then unless otherwise noted, after completion of the Offering, none of the Selling Stockholders will own more than one percent of the shares of Common Stock outstanding. Of the 15,896,858 shares offered hereby, 9,114,769 shares are issued and outstanding as of the date of this Prospectus, and an aggregate of 6,782,089 shares have been reserved for issuance by the Company to certain of the Selling Stockholders upon the conversion of the Series A and Series B Preferred Stock, the exercise of warrants, and the conversion of a note payable. The number of shares of Common Stock into which the Series A and Series B Preferred Stock is convertible is not determinable until conversion. Under the registration rights agreements entered into between the Company and the holders of the Series A and Series B Preferred Stock, the Company is required to register at least 175% of the number of shares of common stock that would be issuable if each of the Series A and Series B Preferred Stock was converted at a price equal to the "Closing Bid Price" over the five (5) trading days immediately preceding but not including the purchase date times 85%. Therefore, for purposes of calculating the number of Shares beneficially owned and offered hereby by the holders of the Series A and Series B Preferred Stock, the number of Shares issuable upon conversion of the Series A or Series B Preferred Stock has been calculated in accordance with the registration rights agreement. Based on information provided to the Company by the Selling Stockholders, no Selling Stockholder owns 1% or more except as indicated below. Beneficial ownership after the Offering will depend on the number of Shares sold by each Selling Stockholder. The table set forth below does not include such additional number of Shares which may be issuable upon conversion of the Series A or Series B Preferred Stock or exercise of warrants to prevent dilution resulting from stock splits, stock dividends or similar events, or by reason of changes in the conversion price in accordance with the terms of the certificate of designation governing the Series A or Series B Preferred Stock, all of which Shares, to the extent permitted under Rule 416 of the Securities Act, are offered being offered by this Prospectus.


                                              SHARES                                                      SHARES TO BE
                                           BENEFICIALLY                PERCENTAGE                       OFFERED FOR THE
                                          OWNED PRIOR TO                  OWNED                             SELLING
            SELLING                            THE                      PRIOR TO                         STOCKHOLDER'S
         STOCKHOLDERS                        OFFERING                 OFFERING(1)                            ACCOUNT
         ------------                     --------------              -----------                        ---------------
Advantage Fund Limited                   1,849,319(2)                    5.82%                               1,849,319
Isiah Anderson, Jr.                            500(3)                      *                                       500
Alfredo Bautista                             1,000                         *                                     1,000
Neal Bidwill                                27,600                         *                                    27,600
Charles Booker                               1,000(4)                      *                                     1,000
Capital Ventures                           969,999(5)                    3.14%                                 969,999
International
Adolfo Castellanos                           1,000                         *                                     1,000
Juan Castillo                                  250(6)                      *                                       250
Charles A. Isaac                           303,296                       1.01%                                 303,296
Revocable Trust
Erhard Chorle                               70,000(7)                      *                                    70,000
Clend Investment                           835,260(8)                    2.79%                                 735,260
Holdings LTD
Copperstate Metals, Inc.                   305,587(9)                    1.02%                                 303,617
Ernesto Corrales                             1,000                         *                                     1,000
Carol Cox                                    8,334(10)                     *                                     8,334
Irene Cozzi                                 95,238                         *                                    95,238
James R. Debord                             69,000                         *                                    69,000
Gloria Durand                                  750                         *                                       750
Gail G. Ellis                               92,000                         *                                    92,000
Sam Ellis                                      500(11)                     *                                       500
Empire Metals                            2,573,050(12)                   8.43%                               1,997,194
Cesar Franco                                 1,000                         *                                     1,000
Betsy Katherine Franco                       1,000                         *                                     1,000
Mary B. Galvin                              91,863                         *                                    91,863


                                              SHARES                                             SHARES TO BE
                                           BENEFICIALLY                PERCENTAGE               OFFERED FOR THE
                                          OWNED PRIOR TO                  OWNED                     SELLING
            SELLING                            THE                      PRIOR TO                 STOCKHOLDER'S
         STOCKHOLDERS                        OFFERING                  OFFERING(1)                   ACCOUNT
         ------------                        --------                  -----------                   -------

Guadalupe Garcia                               500 (13)                   *                              500
Jose Garcia                                    250 (14)                   *                              250
Jose L. Garcia                                 750 (15)                   *                              750
Roger Greene                                19,234 (16)                   *                            9,234
Robert Hale                                 12,500 (17)                   *                           12,500
Deerwood  Harrell, Jr                          500 (18)                   *                              500
Thomas H. Harrell                            3,088 (19)                   *                            3,000
David G. Hauldren                           15,000                        *                           15,000
Charles Hays                               100,000                        *                          100,000
Joel Douglas Helton                        103,750 (20)                   *                          103,750
Johnnie Henderson                            1,000 (21)                   *                            1,000
Joe Hernandez                                  500 (22)                   *                              500
David Hochberg                              16,078 (23)                   *                           12,500
Linda Hochberg                              25,221 (24)                   *                           25,000
George A. Isaac III                      1,080,279 (25)                  3.54%                        76,923
Second Revocable Trust
J&B Associates                              47,548 (26)                   *                           47,548
Mario Jaimez                                   750 (27)                   *                              750
Jeffrey Johnson                                250 (28)                   *                              250
Paul D. Joseph                             949,253 (29)                  3.07%                       949,253

                                              SHARES                                             SHARES TO BE
                                           BENEFICIALLY                PERCENTAGE               OFFERED FOR THE
                                          OWNED PRIOR TO                  OWNED                     SELLING
            SELLING                            THE                      PRIOR TO                 STOCKHOLDER'S
         STOCKHOLDERS                        OFFERING                  OFFERING(1)                   ACCOUNT
         ------------                        --------                  -----------                   -------

Scott Joseph                               316,417 (30)                  1.05%                       316,417
Steven C. Joseph                           316,417 (31)                  1.05%                       316,417
James Kedzieski                              1,000 (32)                   *                            1,000
Nathan King                                  3,000 (33)                   *                            3,000
William Lambert                              1,000                        *                            1,000
Helen Lambert                                1,000                        *                            1,000
Karen Lambert                                1,000                        *                            1,000
James Levy                                  13,800                        *                           13,800
Chris Lim                                   10,000                        *                           10,000
Lynn A. Isaac Second                       340,856                       1.14%                       340,856
Revocable Trust
Leonel Macedo                                  250 (34)                   *                              250
Ian MacLeod                              1,064,250 (35)                  3.53%                       175,000
MacLeod Family Trust                       864,250 (36)                  2.89%                       864,250
Byron McBride                                  500 (37)                   *                              500
Dawn Meiners                                92,000                        *                           92,000
Mike Melnik                                146,289                        *                          146,289
Zalman Melnik                              105,933                        *                          105,933
Kenneth A. Merlau                          148,231                        *                          137,931
Frank Miller, Jr                               500 (38)                   *                              500
Carlos Molina                                1,000                        *                            1,000
Jovita Molina                                1,000                        *                            1,000
Donald F. Moorehead, Jr                    913,643 (39)                  3.02%                       347,404
George O. Moorehead                        870,996 (40)                  2.87%                       327,202
Anthony C. Newton                              250 (41)                   *                              250
William D. Niemeyer                         73,972                        *                           68,972
Daniel G. Pappano                           60,000 (42)                   *                           50,000


                                              SHARES                                             SHARES TO BE
                                           BENEFICIALLY                PERCENTAGE               OFFERED FOR THE
                                          OWNED PRIOR TO                  OWNED                     SELLING
            SELLING                            THE                      PRIOR TO                 STOCKHOLDER'S
         STOCKHOLDERS                        OFFERING                  OFFERING(1)                   ACCOUNT
         ------------                        --------                  -----------                   -------

Frank M. Paris                              13,800                        *                           13,800
Peer Pederson                               47,113 (43)                   *                           47,113
Noe Pena                                       500 (44)                   *                              500
Jeffrey Plonski                             25,300 (45)                   *                           25,000
Cristopher Proler                            8,333 (46)                   *                            8,333
Proprietary Convertible                  1,547,911 (47)                  4.91%                     1,547,911
Investment Group, Inc.
Jeffrey J. Puglisi                          20,000                        *                           20,000
Richard G. Isaac                           454,553                       1.52%                       454,553
Revocable Trust
Robert Rivas                                   500 (48)                   *                              500
Willie Roberts                                 250 (49)                   *                              250
Lolita A. Romano                            76,865                        *                           74,865
Ronald I. Romano                            76,865                        *                           74,865
Ronald T. Romano                             2,635                        *                            2,635
Ryan E. Romano                               2,635                        *                            2,635
Harold Rubenstein                        2,758,883 (50)                  9.19%                        70,000
Rafael Ruiz                                    750 (51)                   *                              750
Dennis Rusher                                3,000 (52)                   *                            3,000
Saba Salloum                                25,000 (53)                   *                           25,000
David Schechter                             27,800                        *                           13,800
Howard S. Segal                             88,294 (54)                   *                           63,294
Nathan J. Segal                            209,882 (55)                   *                          189,882
Leslie Smith                                 8,333 (56)                   *                            8,333
Robert F. Smith                          1,328,329 (57)                  4.43%                     1,048,329

                                              SHARES                                             SHARES TO BE
                                           BENEFICIALLY                PERCENTAGE               OFFERED FOR THE
                                          OWNED PRIOR TO                  OWNED                     SELLING
            SELLING                            THE                      PRIOR TO                 STOCKHOLDER'S
         STOCKHOLDERS                        OFFERING                  OFFERING(1)                   ACCOUNT
         ------------                        --------                  -----------                   -------

Timothy Smith                             25,000 (58)                        *                         25,000
Billy Sonnier                                750 (59)                        *                            750
David Wayne Sonnier                      105,750 (60)                        *                        103,750
Angel Sosa                                   500 (61)                        *                            500
David J. Steinmann                         1,000                             *                          1,000
Daniel B. Steinmann                        1,000                             *                          1,000
Eric H. Steinmann                          1,000                             *                          1,000
Jordan A. Steinmann                        1,000                             *                          1,000
Kayla M. Steinmann                         1,000                             *                          1,000
Taylor E. Steinmann                        1,000                             *                          1,000
Hal Tolin                                 30,000 (62)                        *                         25,000
Catherine H. Upton                           500 (63)                        *                            500
Stefanie Vaught                           25,000 (64)                        *                         25,000
Jose Luis Villalobos                       1,000                             *                          1,000
Ellis White, Jr.                           1,000                             *                          1,000
Ellis White, Sr.                          11,000 (65)                        *                          1,000
Jacqueline B. White                        1,000                             *                          1,000
Terry White                                  500 (66)                        *                            500
Katrina Whitman                            2,250 (67)                        *                          2,250
Thomas Oscar Whitman                     106,576 (68)                        *                        103,750
William M. Isaac                         303,296                            1.01%                     303,296
Revocable Trust
Albert Williams                              250 (69)                        *                            250
Management Trust
David M. Zack                            301,862 (70)                        1.0%                      99,355
Gerald Zack                              301,862 (71)                        1.0%                      99,355
Raymond F. Zack                          385,196 (72)                       1.28%                      99,355
                                      ----------                                                   ----------
TOTAL                                 23,359,374                                                   15,896,858


*less than 1%

----------------------------
 1. Share amounts and percentages shown for each person or entity are adjusted to give effect to shares of the Company's common stock that are not outstanding but may be acquired by a person or entity upon exercise of all options and warrants exercisable by such person or entity, conversion of a note payable into common stock owned by such person, or conversion of Series A or Series B Preferred Stock owned by such person or entity. These shares of common stock are not, however, deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person or entity.

 2. Consists of 1,849,319 Shares issuable upon conversion of the Series A Preferred Stock.

 3. Consists of Warrants to purchase 500 Shares.

 4. Consists of Warrants to purchase 1,000 Shares.

 5. Consists of 969,999 Shares issuable upon conversion of the Series B Preferred Stock. The Series B Preferred Stock provides that no holder may convert such preferred stock to the extent that the shares to be received by such holder upon such conversion would cause such holder to own more than 4.9% of the outstanding shares of Common Stock. Therefore the number of shares reported herein may exceed the number of shares Capital Venture International is deemed to beneficially own under Section 13(d) of the Securities Exchange Act of 1934, as amended.

 6. Consists of Warrants to purchase 250 Shares.

 7. Consists of Warrants to purchase 70,000 Shares; Mr. Chorle is a shareholder of the law firm which has provided and continues to provide legal services to the Company.

 8. Consists of Warrants to purchase 100,000 Shares, 372,779 Shares issued to Clend Investment Holdings Ltd. in connection with the Company's acquisition of HouTex, 182,481 Shares issued on the conversion of a note payable, and 180,000 Shares issued upon the exercise of Warrants.

 9. Consists of 305,587 unregistered Shares issued in connection with the Company's acquisition of EMCO.

10. Consists of Warrants to purchase 8,334 Shares.

11. Consists of Warrants to purchase 500 Shares.

12. Consists of Warrants to purchase 562,900 Shares and 2,010,150 Shares issued to Empire Metals in connection with the Company's acquisition of EMCO.

13. Consists of Warrants to purchase 500 Shares.

14. Consists of Warrants to purchase 250 Shares.

15. Consists of Warrants to purchase 750 Shares.

16. Consists of 19,234 Shares purchased by Mr. Greene.

17. Consists of Warrants to purchase 12,500 Shares.

18. Consists of Warrants to purchase 500 Shares.

19. Consists of Warrants to purchase 3,000 Shares and 88 Shares purchased by Mr. Harrell.

20. Consists of Warrants to purchase 16,250 Shares and 87,500 Shares issued to Mr. Helton in connection with the

     Company's acquisition of Proler.

21.  Consists of Warrants to purchase 1,000 Shares.

22.  Consists of Warrants to purchase 500 Shares.

23. Consists of Warrants to purchase 12,500 Shares and 3,578 Shares purchased by Mr. Hochberg.

24. Consists of Warrants to purchase 25,000 Shares and 221 Shares purchased by Mrs. Hochberg.

25. George A. Isaac III is a Director and Executive Vice President of the Company; consists of Warrants to purchase 539,423 Shares and 540,856 Shares issued to the George A. Isaac III Second Revocable Trust in connection with the Company's acquisition of Isaac.

26. Consists of 47,548 Shares issuable upon conversion of the Series A Preferred Stock.

27.  Consists of Warrants to purchase 750 Shares.

28.  Consists of Warrants to purchase 250 Shares.



29. Consists of Warrants to purchase 840,000 Shares and 109,253 shares issuable upon the conversion of a note payable.



30. Consists of Warrants to purchase 280,000 Shares and 36,417 shares issuable upon the conversion of a note payable.



31. Consists of Warrants to purchase 280,000 Shares and 36,417 shares issuable upon the conversion of a note payable.



32.  Consists of Warrants to purchase 1,000 Shares.

33.  Consists of Warrants to purchase 3,000 Shares.

34.  Consists of Warrants to purchase 250 Shares.

35. Consists of Warrants to purchase 175,000 Shares, 25,000 Shares purchased by Mr. & Mrs. MacLeod and 864,250 Shares beneficially owned by the MacLeod Family Trust.

36. Consists of 725,000 Shares issued in connection with the Company's acquisition of MacLeod and 139,250 Shares issued on the conversion of a note payable.

37.  Consists of Warrants to purchase 500 Shares.

38.  Consists of Warrants to purchase 500 Shares.

39. Director and Vice Chairman of the Board of the Company, consists of Warrants to purchase 251,933 Shares, 44,110 Shares issuable upon conversion of the Series A Preferred Stock, 300,000 Shares purchased by Mr. Moorehead, 25,000 Shares issued to Mr. Moorehead in a private offering, 280,100 Shares issued to Mr. Moorehead in connection with the Company's acquisition of EMCO, and options to purchase 12,500
    Shares.

40. Consists of Warrants to purchase 351,833 Shares, 40,000 Shares purchased by Mr. Moorehead, 25,000 Shares issued to Mr. Moorehead in a private offering, 304,163 Shares issued to Mr. Moorehead in connection with the Company's Acquisition of EMCO and options to purchase 150,000 Shares.

41. Consists of Warrants to purchase 250 Shares.

42. Consists of Warrants to Purchase 50,000 Shares; and 10,000 Shares purchased by Mr. Pappano; Mr. Pappano is a shareholder of the law firm which has provided and continues to provide legal services to the Company.

43. Consists of 47,113 Shares issuable upon conversion of the Series A Preferred Stock.

44. Consists of Warrants to purchase 500 Shares.

45. Consists of Warrants to purchase 25,000 Shares and 300 Shares purchased by Mr. Plonski.

46. Consists of Warrants to purchase 8,333 Shares.

47. Consists of 577,912 Shares issuable upon conversion of the Series A Preferred Stock and 969,999 Shares issuable upon conversion of the Series B Preferred Stock. The Series B Preferred Stock provides that no holder may convert such preferred stock to the extent that the shares to be received by such holder upon such conversion would cause such holder to own more than 4.9% of the outstanding shares of Common Stock. Therefore the number of shares reported herein may exceed the number of shares Proprietary Convertible Investment Group, Inc. is deemed to beneficially own under Section 13(d) of the Securities Exchange Act of 1934, as amended.

48. Consists of Warrants to purchase 500 Shares.

49. Consists of Warrants to purchase 250 Shares.

50. Director of the Company; consists of Warrants to purchase 83,333 Shares, 32,500 Shares purchased by Mr. Rubenstein, 70,000 Shares issued to
    Mr. Rubenstein in a private offering and 2,573,050 Shares beneficially owned by Empire Metals.

51. Consists of Warrants to purchase 750 Shares.

52. Consists of Warrants to purchase 3,000 Shares.

53. Consists of Warrants to purchase 25,000 Shares.


54. Consists of options to purchase 25,000 Shares and 63,294 Shares issued to Mr. Segal in connection with the Company's acquisition of Houston Compressed Steel Corp.



55. Consists of options to purchase 20,000 Shares and 189,882 Shares issued to Mr. Segal in connection with the Company's acquisition of Houston Compressed Steel Corp.



56. Consists of Warrants to purchase 8,333 Shares.



57. Consists of 48,329 Shares issuable upon conversion of the Series A Stock, 1,000,000 Shares issued to Mr. Smith in a private offering and 280,000 Shares purchased by Mr. Smith.



58. Consists of Warrants to purchase 25,000 Shares.



59. Consists of Warrants to purchase 750 Shares.



60. Consists of Warrants to purchase 16,250 Shares, 2,000 Shares purchased by Mr. Sonnier and 87,500 Shares issued to Mr. Sonnier in connection with the Company's acquisition of Proler.



61. Consists of Warrants to purchase 500 Shares.

62. Consists of Warrants to purchase 25,000 Shares and 5,000 Shares purchased by Mr. Tolin.



63.  Consists of Warrants to purchase 500 Shares.



64.  Consists of Warrants to purchase 25,000 Shares.



65. Consists of Warrants to purchase 10,000 Shares and 1,000 Shares owned by Mr. Ellis White, Sr.



66.  Consists of Warrants to purchase 500 Shares.



67.  Consists of Warrants to purchase 2,250 Shares.



68. Consists of Warrants to purchase 16,250 Shares, 2,826 Shares purchased by Mr. Whitman and 87,500 Shares issued to Mr. Whitman in connection with the Company's acquisition of Proler.



69.  Consists of Warrants to purchase 250 Shares.



70. Consists of Warrants to purchase 100,000 Shares, 100,000 Shares issued to Mr. Zack in connection with the Company's acquisition of EMCO and 101,862 Shares owned by Copperstate Metals, Inc.



71. Consists of Warrants to purchase 100,000 Shares, 100,000 Shares issued to Mr. Zack in connection with the Company's acquisition of EMCO and 101,862 Shares owned by Copperstate Metals, Inc.



72. Consists of Warrants to purchase 183,333 Shares, 100,000 Shares issued to Mr. Zack in connection with the Company's acquisition of EMCO and 101,863 Shares owned by Copperstate Metals, Inc.


         There are no material relationships between any of the Selling Stockholders and the Company or any of its predecessors or affiliates, nor have any such material relationships existed within the past three years, except as follows:


         On April 11, 1996, the Company and Harold Rubenstein, a Director of the Company, entered into a five-year consulting agreement. Under this Agreement, Mr. Rubenstein provides the Company with consulting and management assistance with respect to operations, strategic planning and other aspects of the Company's business. Fees paid for these services amounted to $84,000 for the year ended March 31, 1997.


         The Company has issued a promissory note due April 11, 1999 bearing interest at 9% per year with a balance outstanding as of March 31, 1997 of $547,000, to H&S Broadway, an entity principally owned by Harold Rubenstein. The Company has also issued a promissory note due April 11, 1999 with a balance as of March 31, 1997 of $403,000 to Harold Rubenstein. During the fiscal year ended March 31, 1997, the Company paid $78,000 of interest to H&S Broadway and Harold Rubenstein. Mr. Rubenstein also is a 9.91% shareholder of Waste Manufacturing and Leasing, a company that leases equipment to EMCO and from which EMCO purchases manufactured containers.

         The Company has entered into various transactions with Ellis Metals, Inc. ("Ellis Metals") and Empire Metals ("Empire"), which are principally owned by Harold Rubenstein. On April 11, 1996, the Company entered into a five year exclusive supply agreement with Ellis Metals, which requires Ellis Metals to sell all of its inventory to EMCO or to EMCO's customers through a direct shipment arrangement. In the latter arrangement, EMCO receives a brokerage fee. In consideration for entering into this agreement, Ellis Metals receives a fee of $2,500 per month. During the 1997 fiscal year, the Company paid Ellis Metals $30,000 under the terms of this agreement. The Company also has advanced $300,000 to Ellis Metals under an unsecured note which bears interest at the rate of 9% per annum and matures on April 11, 2006. The Company purchases inventory from Empire, from time to time, at prices equivalent to market value. During the 1997 fiscal year, the Company purchased $3.9 million and $.3 million of inventory from Ellis Metals and Empire, respectively, and also had sales of $.3 million to Ellis Metals. As of March 31, 1997, the Company had accounts payable of $93,000 and $84,000 to Ellis Metals and Empire, respectively.

         The Company also leases certain land to Ellis Metals. During the 1997 fiscal year, the Company received $78,000 in rent payments from Ellis Metals. The Company has a five year option, beginning June 1, 1999, to purchase certain assets of Ellis Metals for $1.364 million, subject to certain adjustments.

         To facilitate a loan to the Company from a commercial bank, on January 7, 1997, Gerard M. Jacobs, T. Benjamin Jennings, Donald F. Moorehead, Jr., George O. Moorehead, Harold Rubenstein and Raymond F. Zack, each of whom is or was a Director at the time of issuance, provided personal guarantees to the bank. In consideration of the guarantees, the Company issued warrants to these individuals (the "Guaranty Warrants") to purchase an aggregate of 500,000 shares of Common Stock at $4.00 per share (subject to certain restrictions). The Guaranty Warrants expire on or about January 7, 2002.

         The Company and George O. Moorehead, formerly a Director and Executive Vice President of the Company, have entered into two agreements, a Separation Agreement and a Stock Warrant Settlement Agreement, resolving all outstanding issues between the Company and Mr. Moorehead. Pursuant to the Separation Agreement, Mr. Moorehead resigned from his employment with the Company, and EMCO and resigned as a director of EMCO and delivered a Non-Compete, Non-Solicitation and Confidentiality Covenant and Agreement in return for which the Company: (a) paid Mr. Moorehead $250,000; (b) agreed to provide Mr. Moorehead certain insurance and other benefits during a five-year period beginning on December 1, 1997; (c) agreed to pay certain legal fees to Mr. Moorehead's counsel; and (d) agreed to permit Mr. Moorehead to exercise any options or warrants to acquire Common Stock previously granted to him, on a "net cashless" basis, subject to the Company's right to refuse "net cashless" exercises under certain circumstances. Pursuant to the Stock Warrant Settlement Agreement, the Company issued to Mr. Moorehead warrants to purchase 200,000 shares of Common Stock at $12.00 per share, exercisable for a period of five years, and agreed to pay Mr. Moorehead amounts totalling $665,000. Mr. Moorehead would be permitted to exercise the warrants issued under this Agreement on a "net cashless" basis subject to the Company's right to refuse "net cashless" exercises under certain circumstances.

         MacLeod leases certain land from Ian MacLeod, a Selling Stockholder under a five-year lease (subject to three five-year extensions) providing for an annual base rent of $48,000. The Company owns the real property on which MacLeod's principal activities are performed.

         Isaac leases certain property from a company in which George A. Isaac III, a Director of the Company, is a shareholder. The property is subject to a lease which commenced with the acquisition of Isaac as of June 23, 1997. The annual base rent for the property is approximately $317,000.

         HouTex leases a 45 acre processing facility located in Houston, Texas from a limited partnership affiliated with Mike Melnik, a Selling Stockholder for an annual rent of $228,000.

         Kenneth Merlau, a Selling Stockholder received from Isaac consulting fees of approximately $230,000 in connection with the acquisition of Isaac.


         George A. Isaac III, William M. Isaac, Lynn A. Isaac, Richard G. Isaac, and Charles A. Isaac were the primary shareholders of the Isaac Group which was acquired by the Company on June 23, 1997, and received an aggregate of 1,942,857 Shares and warrants to purchase 826,923 Shares in connection with the acquisition. Copperstate Metals, Inc., David M. Zack, Gerald Zack, Raymond F. Zack, Harold Rubenstein, George O. Moorehead and Donald F. Moorehead, Jr. were the ultimate primary shareholders of EMCO Recycling Corp. which was acquired by the Company on April 11, 1996, and received an aggregate of 3,500,000 Shares and warrants to purchase 1,000,000 Shares in connection with the acquisition. Ian MacLeod was the primary shareholder of the MacLeod Group of Companies which was acquired by the Company on January 1, 1997, and received 885,000 Shares and warrants to purchase 175,000 Shares in connection with the acquisition. Paul D. Joseph, Scott Joseph and Steven C. Joseph were the primary shareholders of Reserve Iron & Metal, L.P. which was acquired by the Company on May 1, 1997, and received warrants to purchase an aggregate of 1,400,000 Shares and a note payable convertible into 182,087 Shares in connection with the acquisition.
Mike Melnik and Zalman Melnik were the primary shareholders of HouTex Metals Company, Inc. which was acquired by the Company on January 7, 1997, and received an aggregate of 252,222 Shares in connection with the acquisition.


                              PLAN OF DISTRIBUTION

         The Shares may be sold or distributed from time to time by the Selling Stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the Selling Stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The distribution of the Shares may be effected by one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the Nasdaq National Market; (iii) purchases by brokers, dealers or underwriters as principals and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into an existing market for the Common Stock; (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise), or (vii) any combination of the foregoing, or by any other legally available means. In addition, the Selling Stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of Common Stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the Shares, which Shares may be resold thereafter pursuant to this Prospectus. Shares to be sold hereunder may be issued upon conversion of the Series A or Series B Preferred Stock in accordance with its terms, or in other transactions with the Company involving the Series A or Series B Preferred Stock, including, without limitation, issuance of Shares in exchange for shares of Series A or Series B Preferred Stock and issuance of Shares pursuant to modification of the terms of the Series A or Series B Preferred Stock, or in settlement of claims with respect to rights of holders of Series A or Series B Preferred Stock.

         Brokers, dealers, underwriters or agents participating in the distribution of the Shares as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such Shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, underwriter or agent might be greater or less than those customary in the type of transaction involved.

         The Selling Stockholders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by the Selling Stockholders and any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Stockholders can presently estimate the amount of any such compensation. The Company knows of no existing arrangements between any Selling Stockholder and any other Selling Stockholder, broker, dealer or other agent relating to the sale or distribution of the Shares.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the Common Stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M, which may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders. All of the foregoing may affect the marketability of the Common Stock.

         The Company will pay substantially all of the expenses incident to this Offering of the Shares by the Selling Stockholders other than commissions, concessions and discounts of brokers, dealers or other agents. Each Selling Stockholder may indemnify any broker, dealer, or other agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act. The Company has agreed to indemnify certain Selling Stockholders and any such statutory "underwriter" and controlling persons of such "underwriter" against certain liabilities, including certain liabilities under the Securities Act.

         In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.

                          DESCRIPTION OF CAPITAL STOCK

         The Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation") authorizes capital stock consisting of 80,000,000 shares of Common Stock, par value $.01 per share, and 4,000,000 shares of preferred stock without designation, par value $0.01 per share ("Preferred Stock"). There were 29,948,829 shares of Common Stock issued and outstanding as of January 13, 1998. Additionally, the Board of Directors has designated 36,000 shares of Preferred Stock as "Series A Preferred Stock," face amount of $1,000 per share, 25,000 shares of which are outstanding as of January 13, 1998, and 23,000 shares of Preferred Stock as "Series B Preferred Stock," face amount of $1,000 per share, 20,000 shares of which are outstanding as of January 13, 1998. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws of the Company.

         Common Stock. Each share of Common Stock is entitled to one vote. There are no preemptive, subscription, conversion or redemption rights pertaining to the shares of Common Stock. Stockholders are entitled to receive dividends as declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company available upon liquidation.

         Preferred Stock. The Company's certificate of incorporation grants the Board of Directors the right to cause the Company to issue, from time to time, all or part of the preferred stock remaining undesignated in one or more series, and to fix the number of shares of preferred stock remaining undesignated and determine or alter for each series, the voting powers, full, limited, or none, and other designations, preferences, or relative, participating, optional or other special rights and such qualifications, limitations, or restrictions thereof. On August 8, 1997, the Company designated 36,000 shares of preferred stock as "Series A Convertible Preferred Stock," par value $.01 per share (Stated Value of $1,000 per share). On November 20, 1997, the Company designated 23,000 shares of preferred Stock as "Series B Convertible Preferred Stock," par value $.01 per share (Stated Value of $1,000 per share).

         The Series A Preferred Stock has a "Liquidation Preference" equal to $1,000 per share plus any accrued and unpaid dividends. Upon the liquidation, dissolution or winding up of the Company, holders of the Series A Preferred Stock are entitled to receive payment of the Liquidation Preference on a pro rata basis based on the Liquidation Preference of the preferred stock held by each holder before any payment is made to holders of Common Stock or any stock of the Company junior to the Series A Preferred Stock.

         Dividends on the Series A Preferred Stock accrue at an annual rate of 6% of the Stated Value and are payable in cash or, at the Company's option, and upon satisfaction of certain conditions, in additional shares of Series A Preferred Stock. The holders of Series A Preferred Stock are able to convert the shares of Series A Preferred Stock into Common Stock at a price equal to the lower of: (i) $18.30 (to be adjusted to reflect stock splits, stock dividends or similar events); or (ii) 85% of the average closing bid price for the common stock for the five trading days prior to the conversion date.

         If the conversion of the Series A Preferred Stock would result in the holders receiving more than 2,500,000 shares of Common Stock, then the Company may redeem any shares of Series A Preferred Stock in excess of 2,500,000 shares at a redemption price equal to: (i) 117% of the Stated Value of the shares; plus
(ii) any accrued and unpaid dividends on such shares. Any shares of Series A Preferred Stock which have not been converted on or before August 8, 2000 (the "Maturity Date") will automatically be converted to shares of Common Stock at the Maturity Date. However, if, at the Maturity Date any of the

"Mandatory Conversion Conditions" are not satisfied, then the Company will be required to pay the holders of Series A Preferred Stock cash in an amount equal to the Liquidation Preference for each share of Series A Preferred Stock owned by the holder. "Mandatory Conversion Conditions" include: (i) a registration statement covering the resale of all of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock is effective, or such resale may be made under Rule 144(k) under the Securities Act.

         The Series A Preferred Stock does not grant holders voting rights except that, so long as the Series A Preferred Stock is outstanding, without the prior approval of the holders of at least a majority of all shares of the Series A Preferred Stock outstanding at the time, the Company may not: (i) increase the number of shares of Series A Preferred Stock which the Company is authorized to issue; (ii) alter or change the rights, preferences or privileges of the Series A Preferred Stock or any other capital stock of the Company so as to adversely affect the Series A Preferred Stock; or (iii) create any new class or series of capital stock having a preference over the Series A Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Company. Approval of holders of the Series A Preferred Stock as to actions described in (ii) and (iii) above will not be required if the average closing price for the Common Stock on the five trading days immediately preceding the effective date of such a change is equal to or exceeds $27.45 per share.

         The Series B Preferred Stock has a liquidation preference equal to $1,000 per share plus any accrued and unpaid dividends. Upon the liquidation, dissolution or winding up of the Company, holders of the Series B Preferred Stock are entitled to receive payment of the liquidation preference on a pro rata basis based on the Liquidation Preference of the stock held by each holder before any payment is made to holders of Common Stock or any stock of the Company junior to the Series B Preferred Stock.

         Dividends on the Series B Preferred Stock accrue, whether or not declared by the Board of Directors, at an annual rate of 4.5% of the Stated Value of each outstanding share of Series B Preferred Stock. Dividends and are payable in cash or, at the Company's option, and upon satisfaction of certain conditions, in additional shares of Series B Preferred Stock.

         The holders of Series B Preferred Stock may convert shares of Series B Preferred Stock into Common Stock at a price equal to the lowest of: (i) 120% of the closing bid price for the Common Stock on the date of purchase of the Series B Preferred Stock (to be adjusted to reflect stock splits, stock dividends or similar events) (the "Fixed Conversion Price"); (ii) 92.5% of the average closing bid price for the Common Stock for the five trading days prior to the date of the conversion notice; or (iii) if applicable, the lowest traded price of the Common Stock during the time when the Common Stock is not listed on the Nasdaq National Market or listed on the New York Stock Exchange or other national securities exchange.

          If the conversion of the Series B Stock would result in the holders receiving more than 2,000,000 Shares of Common Stock, then the Company may redeem any shares of Series B Stock in excess of

2,000,000 shares at a redemption price equal to: (i) 117% of the Stated Value of the shares; plus (ii) any accrued and unpaid dividends on such shares. Any shares of Series B Preferred Stock which have not been converted within three years from the date of purchase will automatically be converted to shares of Common Stock at the maturity date of the Series B Preferred Stock. However, if, at the maturity date, a registration statement covering the resale of all of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock is not effective, and resale may not be made under Rule 144(k) under the Securities Act, then the Company will be required to pay to the holders of Series B Preferred Stock cash in an amount equal to the liquidation preference for the shares of Series B Preferred Stock owned by the holder.

         The Series B Preferred Stock does not grant holders voting rights except that, so long as shares of Series B Preferred Stock are outstanding, without the prior approval of the holders of at least a majority of all shares of the Series B Preferred Stock outstanding at the time, the Company may not:
(i) increase the number of shares of Series B Preferred Stock which the Company is authorized to issue; (ii) alter or change the rights, preferences or privileges of the Series B Preferred Stock or any other capital stock of the Company so as to adversely affect the Series B Preferred Stock; or (iii) create any new class or series of capital stock having a preference over the Series B Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Company. Approval of holders of the Series B Preferred Stock as to actions described in (ii) and (iii) above will not be required if the average closing price for the Common Stock on the five trading days immediately preceding the effective date of such a change is equal to or exceeds 150% of the Fixed Conversion Price.

         Certificate of Incorporation and Bylaws. The Company's Certificate of Incorporation was amended on April 9, 1996 to change the Company's corporate name to Metal Management, Inc. The directors of the Company are elected each year at the annual meeting of the stockholders for terms of one year and until their successors are elected and qualified; existing directors may nominate and elect qualified persons to fill vacancies on the Board of Directors.

         Stockholders' Agreement. Albert A. Cozzi, Frank J. Cozzi and Gregory P. Cozzi (collectively, the "Cozzi Stockholders"), Samstock, L.L.C. ("Samstock") and Messrs. Jacobs and Jennings (collectively, the "MTLM Stockholders") and the Company entered into a stockholders agreement dated as of December 19, 1997 and having a term of ten years, unless renewed or extended (the "Stockholders Agreement"). Under the Stockholders Agreement, the Cozzi Stockholders, Samstock and the MTLM Stockholders have agreed that each group will act in a manner to cause the nomination of the directors slated for election at each annual meeting of the Company, five of whom shall be selected by the Cozzi
Stockholders and five of whom shall be selected by the MTLM Stockholders (provided that each group has agreed to nominate one individual, independent and unaffiliated from each group or the Company, as part of its slate) and one of whom shall be selected by Samstock. The Stockholders Agreement further requires each group to vote for the other group's nominees for election to the Board and to vote for proposals, if and when presented by the Company, to amend the Company's organizational documents to require the approval of at least two-thirds of the Board of Directors to, among other things: (i) amend the Company's certificate of incorporation or bylaws; (ii) liquidate or merge the Company; (iii) sell substantially all of the Company's assets; (iv) elect or remove officers; (v) adopt an annual budget; (vi) borrow funds, sell assets or make capital expenditures exceeding $5 million; (vii) issue or register the Company's securities; or (viii) declare or pay any dividends or distributions. The Stockholders Agreement is attached as an exhibit to this Report.

         Transfer Agent and Registrar. The Transfer Agent and Registrar for the Common Stock is LaSalle National Bank of Chicago.

                                  LEGAL MATTERS

         The validity of the Shares offered hereby will be passed upon for the Company by Shefsky & Froelich Ltd., Chicago, Illinois. Certain attorneys employed by Shefsky & Froelich Ltd. beneficially own, or have the right to acquire through exercise of warrants or options granted to such individuals, an aggregate of approximately 133,000 shares of the Company's Common Stock as of the date hereof. Certain members of the firm have also received compensation in the form of warrants for non-legal services partly in connection with certain financings completed by the Company.


                                     EXPERTS

         The consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity of the Company and its subsidiaries at March 31, 1997 and October 31, 1995, and the results of their operations and their cash flows for the year ended March 31, 1997, the five months ended March 31, 1996 and for each of the two years in the period ended October 31, 1995, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K (as amended) for the fiscal year ended March 31, 1997, and the Company's Proxy Statement dated November 20, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


         The consolidated balance sheets of Cozzi Iron & Metal, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996, incorporated in this Prospectus by reference from the Company's Proxy Statement, dated November 20, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



         The balance sheets of The Isaac Corporation and Ferrex Trading Corporation at December 31, 1996 and 1995 and the related statements of income, shareholders' equity and cash flows for the years ended December 31, 1994, 1995 and 1996, incorporated in this Prospectus by reference to the Company's current report on Form 8-K dated June 23, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated herein in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company incorporates by reference herein the following documents filed pursuant to the Exchange Act under the Company's Exchange Act File No. 0-14836: (i) the Company's Annual Report on Form 10-K (as amended) for the fiscal year ended March 31, 1997; (ii) the Company's Quarterly Reports on Form 10-Q for the periods ended June 30, 1997 and September 30, 1997; (iii) the Company's Amended Quarterly Report on Form 10-QA for the period ended September 30, 1997; (iv) the Company's Current Report on Form 8-K dated May 1, 1997 (relating to the Reserve acquisition and including historical and proforma financial statements of Reserve); (v) the Company's Current Report on Form 8-K dated June 23, 1997 (relating to the Isaac acquisition and including historical and pro forma financial statements of Isaac); (vi) the Company's Current Report on Form 8-K dated August 28, 1997 (relating to the Proler acquisition); (vii) the Company's Current Report on Form 8-K dated October 24, 1997 (relating to the reclassification of amounts received from the sale of the Series A

Preferred Stock); (viii) the Company's Proxy Statement dated November 20, 1997;
(ix) the Company's Current Report on Form 8-K dated December 1, 1997 (relating to the acquisition of Cozzi Iron & Metal, Inc.); and (x) the Company's Current Report on Form 8-K dated December 18, 1997 (relating to the private equity placement to Samstock).

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The making of a modifying or superseding statement shall not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

         The Company hereby undertakes to provide without charge to each person including any beneficial owner to whom a copy of this Prospectus has been delivered, upon written or oral request of the person, a copy of any or all of the foregoing documents or information referred to above that has been incorporated herein by reference in this Prospectus (other than exhibits to documents, unless these exhibits are specifically incorporated by reference into the documents). Requests for these documents should be made to Mr. Robert C. Larry at the Company's principal executive offices located at 500 North Dearborn Street, Suite 405, Chicago, Illinois 60610; telephone number (312) 645-0700.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.





                                TABLE OF CONTENTS

                                                                    P A G E
                                                                    -------
Available Information.....................................................3
The Company...............................................................4
Risk Factors..............................................................8
Use of Proceeds..........................................................20
Selling Stockholders.....................................................20
Plan of Distribution.....................................................31
Description of Capital Stock.............................................33
Legal Matters............................................................36
Experts..................................................................36
Incorporation of Certain Documents
  by Reference...........................................................36












                             METAL MANAGEMENT, INC.





                               -------------------
                                   PROSPECTUS
                               -------------------





                                  15,896,858

                                    SHARES OF
                                  COMMON STOCK
                                ($.01 Par Value)

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses payable by the Registrant in connection with the filing of this Registration Statement. All of such expenses, other than the filing fee for the Commission, are estimates.


Securities and Exchange Commission Filing Fee....................................................  $ 70,852
Printing and Engraving Expenses..................................................................  $ 10,000*
Legal Fees and Expenses..........................................................................  $ 25,000*
Accounting Fees and Expenses.....................................................................  $ 35,000*
Blue Sky Fees and Expenses.......................................................................  $      0
                                                                                                   --------
         Total    ...............................................................................  $140,852
                                                                                                   ========



* estimated for purposes of this filing

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Pursuant to the provisions of Section 145(a) of the Delaware General Corporation Law, the Company has the power to indemnify anyone made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) because such person is or was a director or officer of the Company against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in the defense or settlement of such action, suit, or proceeding, provided that (i) such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the Company's best interest and
(ii) in the case of a criminal proceeding such person had no reasonable cause to believe his conduct was unlawful.

         With respect to an action or suit by or in the right of the Company to procure a judgment in its favor, Section 145(b) of the Delaware General Corporation Law provides that the Company shall have the power to indemnify anyone who was, is, or is threatened to be made a party to a threatened, pending, or completed action or suit brought by or in the right of the Company to procure a judgment in its favor because such person is or was a director or officer of the Company against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the Company's best interests, except that no indemnification shall be made in a case in which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall have determined upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

         Indemnification as described above shall only be granted in a specific case upon a determination that indemnification is proper under the circumstances using the applicable standard of conduct which is made by (a) a majority of a quorum of directors who were not parties to such proceeding, (b) independent legal counsel in a written opinion if such quorum cannot be obtained or if a quorum of disinterested directors so directs, or (c) the shareholders of the Company.

         Section 145(g) of the Delaware General Corporation Law permits the purchase and maintenance of insurance to indemnify directors and officers against any liability asserted against or incurred by them in any such capacity, whether or not the Company itself would have the power to indemnify any such director or officer against such liability. The Company has purchased this type of insurance, has paid and intends to continue paying the premiums thereon.

         The Company's Amended Certificate of Incorporation provides for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended or supplemented. The Certificate of Incorporation further provides that the indemnification provided for therein shall not be exclusive of any rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

         The Amended Certificate of Incorporation also contains a provision that eliminates the personal liability of the Company's directors to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director. The provision does not limit a director's liability for (i) breaches of duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith, involving intentional misconduct or involving knowing violations of law, (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law, or (iv) transactions in which the director received an improper personal benefit. Depending on judicial interpretation, the provision may not affect liability for violations of the federal securities laws.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The Company understands that the staff of the Securities and Exchange Commission is of the opinion that statutory, charter and contractual provisions as are described above have no effect on claims arising under the federal securities laws. The Company is not aware of any material threatened or ongoing litigation or proceeding that may result in a claim for such indemnification.


ITEM 16.          EXHIBITS

         The following exhibits are filed as part of this Registration
Statement:

NUMBER            EXHIBIT DESCRIPTION
------            -------------------

  3.1             Amended Certificate of Incorporation of Metal Management, Inc.
                  (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 10-Q dated December 31, 1996 and Exhibit 3.1 to the Registrant's current report on Form 8-K dated December 15,
                  1997).

  3.2 Amended and restated Bylaws as amended through May 24, 1997 (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 10-K for the year ended March 31, 1997).

  4.1 Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company dated August 7, 1997 and filed with the Secretary of State of Delaware on August 7, 1997 (incorporated by reference to Exhibit 3.3 of the Company's current report on Form 8-K dated October 24,
                  1997).

  4.2 Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of the Company dated November 20, 1997 and filed with the Secretary of State of Delaware on November 20, 1997 (incorporated by reference to Exhibit 3.2 of the Company's current report on Form 8-K dated December 15,
                  1997).

  4.3 Registration Rights Agreement dated as of June 23, 1997, by and between Registrant, and the George A. Isaac, III Second Revocable Trust (incorporated by reference to Exhibit 2.1 of the Registrant's report on Form 8-K dated June 23, 1997).

  4.4 Warrant To Purchase 462,500 Shares dated June 23, 1997, by and among Registrant, Isaac Acquisition Corporation, the Isaac Corporation and Ferrex Trading Corporation, Paulding Recycling Inc., Briquetting Corporation of America and all of their shareholders, George A. Isaac, III Trustee of the George A. Isaac, III Second Revocable Trust (incorporated by reference to Exhibit 2.1 of the Registrant's report on Form 8-K dated June 23, 1997).

  4.5 Warrant To Purchase 105,000 Shares dated May 1, 1997, by and between Registrant and Paul D. Joseph (incorporated by reference to Exhibit 2.2 of the Registrant's report on Form 8-K dated May 15, 1997).

  4.6 Declaration of Registration Rights dated December 31, 1996, by Registrant for the benefit of shareholders of Ian MacLeod (incorporated by reference to Exhibit 2.1 of the Registrant's report on Form 8-K dated January 1, 1997).

  4.7 Declaration of Registration Rights dated as of January 7, 1997 by the Registrant, for the benefit of shareholders of HouTex Metals Company, Inc. (incorporated by reference to Exhibit 2.2 of the Registrant's report on Form 8-K dated January 7, 1997).

  4.8 Amended and Restated Stockholders' Agreement, dated December 19, 1997, by an among T. Benjamin Jennings, Gerard M. Jacobs, Albert A. Cozzi, Frank J. Cozzi, Gregory P. Cozzi, Samstock, L.L.C. and the Company, (incorporated by reference to Exhibit
                  10.2 of the Registrant's report on Form 8-K dated December 18, 1997)

  4.9 Shelf Registration Rights Agreement, dated December 19, 1997, by and between the Registrant and Samstock, L.L.C. (incorporated by reference to Exhibit 4.2 of the Registrant's report on Form 8-K dated December 18, 1997).

  4.10 Registration Rights Agreement, dated December 18, 1997, by and among the Company and Ronald I. Romano, Lolita A. Romano, Ronald T. Romano and Ryan E. Romano (incorporated by reference to Exhibit 4.4 of the Registrant's report on Form 8-K dated December 18, 1997).



  4.11* Agreement and Plan of Merger dated December 11, 1997 by and among Metal Management, Inc., HCS Acquisition, Inc., Houston Compressed Steel Corp. and the Shareholders of Houston Compressed Steel Corp.


  5.1* Opinion of Shefsky & Froelich Ltd. as to the validity of the Shares.

  23.1* Consent of Shefsky & Froelich Ltd. (included in Exhibit 5.1 above).

  23.2*           Consent of Price Waterhouse LLP.

  23.3*           Consent of Deloitte & Touche LLP.

  23.4*           Consent of Ernst & Young LLP.

*  Filed herewith.

ITEM 17.          UNDERTAKINGS

         (1)      The undersigned Registrant hereby undertakes:

                  (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i)      To include any prospectus required by
                           Section 10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with or furnished by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

                  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on January 13, 1998.

                       METAL MANAGEMENT, INC.

                       By:  /s/ T. Benjamin Jennings
                            ----------------------------------------------------
                            T. Benjamin Jennings
                            Director, Chairman of the Board, Member of Executive Committee and Chief Development Officer


         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment thereto has been signed by the following persons in the capacities indicated on January 13, 1998.

/s/ T. Benjamin Jennings            Director, Chairman of the Board, Member of
---------------------------------   Executive Committee and Chief Development
T. Benjamin Jennings                Officer


/s/ Gerard M. Jacobs                Director, Member of Executive Committee and
---------------------------------   Chief Executive Officer
Gerard M. Jacobs


/s/ Donald F. Moorehead, Jr.        Director and Vice Chairman of the Board
---------------------------------
Donald F. Moorehead, Jr.


/s/ Albert A. Cozzi                 President and Chief Operating Officer,
---------------------------------   Director and Member of Executive Committee.
Albert A. Cozzi


/s/ Frank J. Cozzi                  Vice President and Director
---------------------------------
Frank J. Cozzi


/s/ Gregory P. Cozzi                Director
---------------------------------
Gregory P. Cozzi


/s/ George A. Isaac, III            Director, Member of Executive Committee and
---------------------------------   Executive Vice President
George A. Isaac, III

/s/ William T. Proler               Director
---------------------------------
William T. Proler

/s/ Harold Rubenstein               Director
---------------------------------
Harold Rubenstein


/s/ Christopher G. Knowles          Director
---------------------------------
Christopher G. Knowles


/s/ Robert C. Larry                 Vice President, Finance, Treasurer and Chief
---------------------------------   Financial Officer
Robert C. Larry

                                  EXHIBIT INDEX

NUMBER            EXHIBIT DESCRIPTION
------            -------------------

  3.1             Amended Certificate of Incorporation of Metal Management, Inc.
                  (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 10-Q dated December 31, 1996 and Exhibit 3.1 to the Registrant's current report on Form 8-K dated December 15,
                  1997).

  3.2 Amended and restated Bylaws as amended through May 24, 1997 (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 10-K for the year ended March 31, 1997).

  4.1 Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company dated August 7, 1997 and filed with the Secretary of State of Delaware on August 7, 1997 (incorporated by reference to Exhibit 3.3 of the Company's current report on Form 8-K dated October 24,
                  1997).

  4.2 Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of the Company dated November 20, 1997 and filed with the Secretary of State of Delaware on November 20, 1997 (incorporated by reference to Exhibit 3.2 of the Company's current report on Form 8-K dated December 15,
                  1997).


  4.3 Registration Rights Agreement dated as of June 23, 1997, by and between Registrant, and the George A. Isaac, III Second Revocable Trust (incorporated by reference to Exhibit 2.1 of the Registrant's report on Form 8-K dated June 23, 1997).



  4.4 Warrant To Purchase 462,500 Shares dated June 23, 1997, by and among Registrant, Isaac Acquisition Corporation, the Isaac Corporation and Ferrex Trading Corporation, Paulding Recycling Inc., Briquetting Corporation of America and all of their shareholders, George A. Isaac, III Trustee of the George A. Isaac, III Second Revocable Trust (incorporated by reference to Exhibit 2.1 of the Registrant's report on Form 8-K dated June 23, 1997).


  4.5 Warrant To Purchase 105,000 Shares dated May 1, 1997, by and between Registrant and Paul D. Joseph (incorporated by reference to Exhibit 2.2 of the Registrant's report on Form 8-K dated May 15, 1997).

  4.6 Declaration of Registration Rights dated December 31, 1996, by Registrant for the benefit of shareholders of Ian MacLeod (incorporated by reference to Exhibit 2.1 of the Registrant's report on Form 8-K dated January 1, 1997).

  4.7 Declaration of Registration Rights dated as of January 7, 1997 by the Registrant, for the benefit of shareholders of HouTex Metals Company, Inc. (incorporated by reference to Exhibit 2.2 of the Registrant's report on Form 8-K dated January 7, 1997).

  4.8 Amended and Restated Stockholders' Agreement dated December 19, 1997, by an among T. Benjamin Jennings, Gerard M. Jacobs, Albert A. Cozzi, Frank J. Cozzi, Gregory P. Cozzi,
                  Samstock, L.L.C. and the Company (incorporated by reference to Exhibit 10.2 of the Registrant's report on Form 8-K dated December 18, 1997)


  4.9 Shelf Registration Rights Agreement, dated December 19, 1997, by and between the Registrant and Samstock, L.L.C. (incorporated by reference to Exhibit 4.2 of the Registrant's report on Form 8-K dated December 18, 1997).


  4.10 Registration Rights Agreement, dated December 18, 1997, by and among the Company and Ronald I. Romano, Lolita A. Romano, Ronald T. Romano and Ryan E. Romano (incorporated by reference to Exhibit 4.4 of the Registrant's report on Form 8-K dated December 18, 1997).



  4.11* Agreement and Plan of Merger dated December 11, 1997 by and among Metal Management, Inc., HCS Acquisition, Inc., Houston Compressed Steel Corp. and the Shareholders of Houston Compressed Steel Corp.


  5.1* Opinion of Shefsky & Froelich Ltd. as to the validity of the Shares.

  23.1* Consent of Shefsky & Froelich Ltd. (included in Exhibit 5.1 above).

  23.2*           Consent of Price Waterhouse LLP.

  23.3*           Consent of Deloitte & Touche LLP.

  23.4*           Consent of Ernst & Young LLP.

*  Filed herewith.